

ETHAN ALLEN
2022
PROXY STATEMENT
AND NOTICE OF
ANNUAL MEETING

WEDNESDAY, NOVEMBER 9, 2022
11:00 A.M. EST

VIRTUALSHAREHOLDERMEETING.COM/ETH2022













ETHAN ALLEN

25 Lake Avenue Ext.
Danbury, CT 06811-5286

NOTICE OF 2022 ANNUAL MEETING OF STOCKHOLDERS

Wednesday, November 9, 2022
11:00 A.M. Eastern Time
Virtual Meeting Site: www.virtualshareholdermeeting.com/ETH2022

To our Stockholders:

You are cordially invited to attend the 2022 Annual Meeting of Stockholders (the "Annual Meeting") of Ethan Allen Interiors Inc. (the "Company") at 11:00 A.M. Eastern Time on Wednesday, November 9, 2022. The Annual Meeting will be conducted as a virtual meeting via live webcast at www.virtualshareholdermeeting.com/ETH2022.

You may attend the meeting virtually and submit questions electronically during the meeting by visiting the virtual meeting platform at www.virtualshareholdermeeting.com/ETH2022. You will need the 16-digit control number included in the Notice of Internet Availability of Proxy Materials, on the proxy card, or in the instructions that accompanied the proxy materials to enter the Annual Meeting. If you encounter any difficulties accessing the virtual meeting at check-in or during the meeting, please call the technical support number that will be posted on the virtual meeting platform log-in page. You may log into the virtual meeting platform beginning at 10:45 A.M. Eastern Time on November 9, 2022.

The purpose of the Annual Meeting is to act upon the following matters:

Proposal 1. to elect seven directors to serve until the 2023 Annual Meeting of Stockholders;
Proposal 2. to approve, by a non-binding advisory vote, the compensation of our named executive officers;
Proposal 3. to ratify the appointment of CohnReznick LLP as our independent registered public accounting firm for the fiscal year ended June 30, 2023; and

to transact such other business as may properly come before the meeting.

Stockholders of record at the close of business on September 14, 2022 will be entitled to vote at the Annual Meeting and any adjournments thereof. Your vote is important, and we urge you to read the proxy statement carefully and to vote as promptly as possible in accordance with the Board of Directors' recommendations. You should vote by the deadlines specified in the proxy statement, and may do so via the Internet, by telephone or by signing, dating, and returning the enclosed proxy card in the postage-paid envelope provided. If you vote in advance, you may still decide to attend the virtual annual meeting of stockholders and vote your shares during the meeting. Further information about how to register for and attend the virtual Annual Meeting online, vote your shares online during the meeting and submit questions online during the meeting is included in the accompanying Proxy Statement. For instructions on how to vote your shares, please refer to the attached Proxy Statement or proxy card. These proxy materials are first being made available on September 28, 2022.

On behalf of the Board of Directors, the officers, and employees of the Company, I would like to take this opportunity to thank our stockholders for their continued support of Ethan Allen. We hope you can attend the virtual Annual Meeting.

BY ORDER OF THE BOARD OF DIRECTORS

Eric D. Koster
Corporate Secretary
September 28, 2022

Proxy Voting

Please vote as soon as possible using one of the following methods:

Internet
www.proxyvote.com

By Phone
1-800-690-6903

By Mail
Completing, dating, signing, and returning your proxy card

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to be held on November 9, 2022:

The 2022 Annual Report and Notice & Proxy Statement are available at www.proxyvote.com

TABLE OF CONTENTS

ETHAN ALLEN®

25 Lake Avenue Ext. Danbury, CT 06811-5286

PROXY STATEMENT
2022 ANNUAL MEETING OF STOCKHOLDERS

Wednesday, November 9, 2022
11:00 A.M. Eastern Time

Virtual Meeting Site: www.virtualshareholdermeeting.com/ETH2022

September 28, 2022

PROXY STATEMENT

This proxy statement (the "Proxy Statement") and the accompanying proxy or voting instruction card are furnished in connection with the solicitation of proxies by the Board of Directors (the "Board") of Ethan Allen Interiors Inc., a Delaware corporation for use at the 2022 Annual Meeting of Stockholders (the "Annual Meeting"). When used in this Proxy Statement, "we," "us," "our," "Ethan Allen" or the "Company" refers to Ethan Allen Interiors Inc. and its subsidiaries collectively or, if the context so requires, Ethan Allen Interiors Inc. individually.

The Annual Meeting will be held at 11:00 A.M. Eastern Time on Wednesday, November 9, 2022. The meeting will be conducted as a virtual meeting over the Internet. Stockholders may attend the meeting virtually and submit questions electronically during the meeting via live webcast by visiting the virtual meeting platform at www.virtualshareholdermeeting.com/ETH2022. Stockholders will need the 16-digit control number included in the Notice of Internet Availability of Proxy Materials (the "Notice"), on the proxy card, or in the instructions that accompanied the proxy materials to enter the Annual Meeting. We will have technicians ready to assist you with any technical difficulties you may have in accessing the virtual meeting. If you encounter any difficulties accessing the virtual meeting at check-in or during the meeting, please call the technical support number that will be posted on the virtual meeting platform log-in page. Stockholders may log into the virtual meeting platform beginning at 10:45 A.M. Eastern Time on November 9, 2022. The meeting will begin promptly at 11:00 A.M. Eastern Time on November 9, 2022. If we determine to make any change to the date, time, or procedures of our Annual Meeting, we will announce such changes in advance on our website at https://ir.ethanallen.com.

The Board is soliciting proxies from stockholders in order to provide every stockholder an opportunity to vote on all matters submitted to a vote of stockholders at the Annual Meeting. A proxy authorizes a person other than a stockholder, called the "proxyholder," to cast the votes that the stockholder would be entitled to cast at the Annual Meeting. Stockholders of record at the close of business on September 14, 2022 (the "Record Date") will be entitled to vote at the Annual Meeting and any adjournments thereof. It is expected that this Proxy Statement and the accompanying proxy or voting instruction card will be first mailed or delivered to our stockholders beginning on September 28, 2022.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to be held on November 9, 2022:

The 2022 Annual Report and Notice & Proxy Statement are available at www.proxyvote.com

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PROXY SUMMARY

Proposals and Voting Recommendations

Stockholders are being asked to vote on the following matters at the Annual Meeting:

	Our Board's Recommendation
ITEM 1. **Election of Directors**	
The Board and the Corporate Governance, Nominations and Sustainability Committee believe that the director nominees possess the necessary qualifications and experiences to provide quality advice and counsel to the Company's management and effectively oversee the business and the long-term interests of stockholders.	**FOR each Director Nominee**
ITEM 2. **Advisory Vote to Approve Compensation of our Named Executive Officers**	
The Company seeks a non-binding advisory vote to approve the compensation of its Named Executive Officers as described in the Compensation Discussion and Analysis and the Compensation Tables in this Proxy Statement. Although the vote is non-binding, the Board values stockholders' opinions, and the Compensation Committee will take into account the outcome of the advisory vote when making future executive compensation decisions. This advisory vote will serve as an additional tool to guide the Board and the Compensation Committee in continuing to improve the alignment of the Company's executive compensation program with the interests of Ethan Allen and its stockholders and is consistent with our commitment to high standards of corporate governance and stockholder engagement.	**FOR**
ITEM 3. **Ratify the Appointment of CohnReznick LLP as our Independent Registered Public Accounting Firm**	
The Audit Committee and the Board believe that the retention of CohnReznick LLP to serve as the independent registered public accounting firm for the 2023 fiscal year is in the best interests of the Company and its stockholders. As a matter of good corporate governance, stockholders are being asked to ratify the Audit Committee's appointment of CohnReznick LLP as its independent registered public accounting firm.	**FOR**

The Board believes that good corporate governance is important to ensure that the Company is managed for the long-term benefit of its stockholders and to enhance the creation of long-term stockholder value. The Board has adopted Corporate Governance Guidelines that support and reflect this belief, strengthen Board and management accountability, and comply with the requirements of the New York Stock Exchange (the "NYSE").

GOVERNANCE HIGHLIGHTS	
Board Practices	**Stockholder Matters**
✓ Lead Independent Director, elected by independent directors	✓ Long-standing active stockholder engagement
✓ Annual election of all directors with majority voting standard	✓ Annual advisory vote on executive compensation
✓ Director term and tenure limits	✓ Stockholder proxy access
✓ Strategy and risk oversight by full Board and committees	✓ Stockholder right to call special meetings
✓ Independent executive sessions at every Board meeting	✓ No poison pill in place
✓ Regular Board, committee and director evaluations	✓ Robust stockholder outreach
✓ Independent Audit, Compensation and Governance & Nominations Committees	**Other Best Practices**
✓ Refreshed Board; independent director average tenure 4 years	✓ Long-standing commitment to environmental stewardship
✓ Robust director nominee selection process	✓ Long-standing commitment to social responsibility
	✓ Published Corporate Governance Guidelines
	✓ Stock Ownership Guidelines for directors and executives
	✓ Prohibit our directors and executive officers from hedging or pledging the Company's stock

BOARD OF DIRECTORS

Ethan Allen Interiors Inc. is a global luxury home fashion brand that is vertically integrated from product design through home delivery, which offers its customers stylish product offerings, artisanal quality and personalized service. The effective management of our enterprise requires a strong governance foundation, as well as leadership with an understanding of the diverse needs of our clients and associates. We believe the composition of the Board reflects an appropriate mix of skill sets, experience, and qualifications that are relevant to the business and governance of the Company. Each director possesses individual experiences that provide practical wisdom and foster mature judgment in the boardroom. Collectively, the directors bring business, international, government, technology, marketing, retail operations, and other experiences that are relevant to the Company's vertically integrated enterprise. The Board has general oversight responsibility for the Company's affairs and is deeply involved in the Company's strategic planning process, leadership development, succession planning, and oversight of risk management. The Board is committed to strong corporate governance, as reflected through its policies and practices.

On January 25, 2022, the Board increased its size to seven directors upon the appointment of María Eugenia (Gina) Casar to serve as an independent director of the Company for a term that will expire at the 2023 Annual Meeting of Stockholders. Prior to this appointment, the Board was previously comprised of six directors, including five independent directors.

BOARD INDEPENDENCE

The Board determined that Gina Casar, Dr. John Clark, John J. Dooner, Jr., David M. Sable, Tara I. Stacom and Cynthia Ekberg Tsai, (our six independent nominees for the Board) are independent directors within the meaning of the listing standards of the NYSE (the "NYSE rules"). Additionally, during the time that they served in fiscal 2022, our former directors James B. Carlson, Domenick J. Esposito, Mary Garrett and Dr. James W. Schmotter were independent directors within the meaning of the NYSE rules. Under the NYSE rules, in order to qualify as "independent" for general service on the Board, a director must not be disqualified under any of the per se disqualifiers in the NYSE rules, and the Board must have otherwise affirmatively determined that the director does not have any material relationship, either directly or indirectly (e.g. as a partner, stockholder or officer of an organization) with us.

Snapshot of the Independent Director Nominees for our Annual Meeting



Average Tenure 4 years

Average Age 68 years

Gender Diversity 50% Women

BOARD LEADERSHIP STRUCTURE

The Board recognizes that one of its key responsibilities is to evaluate and determine its optimal leadership structure to provide independent oversight of management. The Board believes that, given the dynamic and competitive environment in which we operate, the optimal Board leadership structure may vary as circumstances warrant.

At present, the Board has chosen to continue combining the two roles of Chairman of the Board and Chief Executive Officer. The Board believes that the best interests of the Company are served by M. Farooq Kathwari serving in both roles taking account of his unique long-standing tenure with, and investment in, the Company and also the Board's use of a strong Lead Independent Director. The Board believes that this governance structure provides the basis for clear, efficient executive authority in the Company, especially considering the Company's flat management structure, while balancing appropriate oversight by the Board.

Lead Independent Director

Our Corporate Governance Guidelines provide that if the Chairman is not an independent director, the Board shall select a Lead Independent Director from among the members of the Board who are determined by the Board to be independent. The selection of the Lead Independent Director occurs at the annual planning meeting of the Board. Upon selection by the Board, the Director will serve as the Lead Independent Director for a period of three years. The Lead Independent Director has the clearly delineated duties and responsibilities that are set forth in our Corporate Governance Guidelines. In choosing to continue combining the two roles of Chairman and Chief Executive Officer, the Board believes that a suitably empowered Lead Independent Director further promotes the Board's independence from management because he or she is expressly authorized to exert de facto control of the Company by asserting independent leadership of the Board. John J. Dooner, Jr., an independent director, has served as the Board's Lead Independent Director since the 2021 Annual Meeting of Stockholders. The Lead Independent Director organizes and chairs meetings of the independent directors and organizes, facilitates, and communicates observations of the independent directors to the Chief Executive Officer, although each director is free to communicate directly with the Chief Executive Officer. The duties and responsibilities of our Lead Independent Director are set forth in our Corporate Governance Guidelines and include, among others:

- presiding at all meetings of the Board at which the Chairman is not present, including executive sessions of the non-management or independent directors;

- serving as liaison between the Chairman and the independent directors, as needed;

- having the authority to call meetings of the independent directors;

- if requested by a major stockholder, ensuring that he or she is available for consultation and direct communication; and

- performing such other duties as the Board may from time-to-time delegate to assist the Board in the fulfillment of its duties.

STOCKHOLDER ENGAGEMENT & COMMUNICATION WITH DIRECTORS

The Company is committed to transparent and active engagement with its stockholders both to share its perspectives and obtain valuable insight and feedback from stockholders on matters of mutual interest. Our stockholder engagement is a year-round process that may involve our CEO and members of executive management. Throughout the year, we meet with institutional investors and analysts to inform and share our perspectives and to solicit their feedback on our performance. This includes participation in investor and industry conferences, fireside chats, and other group and one-on-one meetings throughout the United States as well as overseas. In addition, we have telephonic meetings with stockholders and analysts and review correspondence submitted by stockholders to management and/or the Board. During fiscal 2022, the Company engaged in investor relations outreach efforts and met with over 45 investors, including three fireside chats and approximately 30 one-on-one meetings to review Company strategies, financial and operating performance, capital allocation priorities, and near-term outlook. During these interactions, stockholders most frequently raised topics concerning revenue growth initiatives, supply chain conditions, product pricing actions, gross and operating margin expansion, raw material availability, manufacturing capacity including the ability to service existing backlog, and design center openings and relocations. Feedback the Company receives from stockholders is regularly reported to the Board and its committees, as appropriate.

Stockholders and interested parties may communicate with the Chairman, the Lead Independent Director, the full Board, any Board committee, individual committee members or individual directors by sending communications to the Office of the Secretary, Ethan Allen Interiors Inc., 25 Lake Avenue Ext., Danbury, Connecticut 06811-5286 for forwarding to the appropriate director(s). For additional information on the requirements for submission, please refer to the Company's Corporate Governance Guidelines, which can be found at https://ir.ethanallen.com/corporate-governance/governance-documents. Please specify to whom your correspondence should be directed and the nature of your interest in the Company. Concerns relating to accounting, internal controls or auditing matters are immediately brought to the attention of the Company's internal audit department and handled in accordance with procedures established by the Audit Committee with respect to such matters.

The Secretary will review any such correspondence and forward to the Board or any individual director or group of directors, as appropriate, a summary and copies of all correspondence that, in the opinion of the Secretary, deals with the functions of the Board or committees thereof or that the Secretary otherwise determines requires the attention of the Board or such director(s). Directors may at any time review a log of all correspondence received by the Company that is addressed to members of the Board and request copies of any such correspondence. Typically, the Secretary would not forward to the Board or any director communications of a personal nature or not related to the duties and responsibilities of the Board, including junk mail, mass mailings, advertisements, magazines, solicitations, job inquiries, opinion surveys or polls.

Additional investor information is available at https://ir.ethanallen.com. Stockholders may also electronically submit their communications to the following e-mail address: ETHBoard@ethanallen.com.

BOARD OF DIRECTORS ROLE IN RISK OVERSIGHT

While risk management is primarily the responsibility of our management, the Board provides overall risk oversight by focusing on the most significant enterprise risks. The Board oversees an enterprise-wide approach to risk management, designed to identify risk areas and provide oversight of the Company's risk management, to support the achievement of organizational objectives, including strategic objectives; and to improve long-term organizational performance and to enhance stockholder value. A fundamental part of the Board's risk management is to understand the risks the Company faces and what steps management is taking to mitigate those risks. The Board participates in discussions with management concerning the Company's overall level of, and tolerance for, risk, the Company's business strategy and organizational objectives which are all integral components of its assessment of management's tolerance for risk.

The Company has implemented a Company-wide enterprise risk management process to identify and assess the major risks and develop strategies for controlling, mitigating, and monitoring such risks. As part of this process, information is gathered throughout the Company to identify and prioritize major risks. While our Board is ultimately responsible for risk oversight, its committees critically assist the Board in fulfilling its monitoring responsibilities in certain areas of risk in the following ways:

- *Audit Committee.* The Audit Committee reviews our risk management programs and regularly reports on these items to the full Board. As part of the Company's process to identify and assess major risks, any such identified risks and risk mitigation strategies are validated with management and discussed with the Audit Committee on an ongoing basis. Additionally, our Internal Audit group is responsible for monitoring the enterprise risk management process and in that role reports directly to the Audit Committee. Other members of senior management who have responsibility for designing and implementing various aspects of our risk management process also regularly meet with the Audit Committee. The Audit Committee discusses financial and operational risks with our Chief Executive Officer and Chief Financial Officer and receives reports from other members of senior management regarding identified risks.

- *Compensation Committee.* The Compensation Committee is responsible for overseeing any risks relating to our compensation policies and practices. Specifically, the Compensation Committee oversees the design of incentive compensation arrangements of our executive officers to implement our pay-for-performance philosophy without encouraging or rewarding excessive or inappropriate risk-taking by our executive officers.

- *Corporate Governance, Nominations and Sustainability Committee.* The Corporate Governance, Nominations and Sustainability Committee is responsible for overseeing risks with respect to environmental, social and governance matters. In particular, the Corporate Governance, Nominations and Sustainability Committee reviews the Company's impacts, risks, and opportunities from an environmental, social and corporate governance ("ESG") perspective to address any potential risks that the Company's operations pose to the environment or to society.

Finally, cybersecurity is a critical part of risk management for the Company. The Board appreciates the rapidly evolving nature of threats presented by cybersecurity incidents and is committed to the prevention, timely detection, and mitigation of the effects of any such incidents on the Company. With respect to cybersecurity, the Board receives regular reports from management, including updates on the internal and external cybersecurity threat landscape, incident response, assessment and training activities, and relevant legislative, regulatory, and technical developments.

Our management regularly conducts additional reviews of risks, as needed, or as requested by the Board or the Audit Committee.

CORPORATE RESPONSIBILITY

Sustainability practices are a fundamental part of our Company's operations. We define sustainability as being inclusive of both corporate social responsibility ("CSR") and ESG practices, and believe that our sustainability, environmental and social values are intrinsic to our long-standing authentic American name and brand. Our Board, along with our clients, investors, employees, and other stakeholders, understand that a modern approach to running our Company must be aligned with a commitment to sustainability. We believe that integrating our social and environmental values into our business generates long-term value for our business, our stockholders, and the global community at large. In addition to our overall dedication to ethical and accountable business practices, our corporate social responsibility commitments include the areas of environmental sustainability and community connections. We believe that these commitments create value for our stockholders and help position us to continuously improve business performance. Our strategy focuses our efforts on those areas most significant to our business, including health and safety, environmental stewardship, community and stakeholder engagement, human rights, and transparency. As part of our commitment, the Board and its committees are actively engaged in overseeing our sustainability practices and to ensure focus on these topics starts from the top. The Board oversees policies, positions and systems for environment, health, safety and social responsibility, compliance, and risk management. The Company's Corporate Responsibility Report is available at https://ir.ethanallen.com/esg/esg-responsibility. The information provided on the Company's website is referenced in this Proxy Statement for information purposes only. Neither the information on the Company's website, nor the information in the Company's Corporate Responsibility Report, shall be deemed to be a part of or incorporated by reference into this Proxy Statement or any other filings we make with the Securities and Exchange Commission ("SEC").

The Corporate Governance, Nominations and Sustainability Committee assists the Board to pursue and report sustainability initiatives inclusive of CSR and ESG practices. Responsibilities include (i) review of the Company's impacts, risks, and opportunities from an environmental, social and governance perspective to effectively address the potential risks posed by the Company's operational impact on the environment and society, (ii) oversight of the Company's CSR and ESG initiatives and practices on a regular and continuing basis and (iii) review of the Company's sustainability reports setting forth how the Company manages and addresses sustainability matters. The Corporate Governance, Nominations and Sustainability Committee shall consider the Company's business decisions in terms of sound environmental, social and governance practices and their impacts to long-term stockholder returns. The Corporate Governance, Nominations and Sustainability Committee shall also assist the Board and the Company to evaluate decisions based upon factors such as energy consumption; reduction of waste and emissions; effect of the Company's operations on climate change; equality, equity and inclusion in the workforce; employee safety and security in the workplace; compliance with national and international legal standards for the conduct of business; and enforcing the most rigorous social standards in every jurisdiction in which it conducts business.

Environmental Impact and Community

We are pleased with what we have accomplished with our sustainability initiatives, including significant decreases in our carbon footprint, electrical usage, water usage, and landfill waste. We are working towards achieving net zero emissions and are developing methods, plans, and resources to meet this goal.

The Carbon Footprint Calculator is the core tool that Ethan Allen uses across every location, from Design Centers to manufacturing plants to our corporate headquarters, to record and analyze environmental data. It is based on the United

States Environmental Protection Agency's Waste Reduction Model (WARM), which was designed to help businesses quantify how smarter materials use, recycling, and other activities affect greenhouse gas emissions, create energy savings, and impact economic activities.

We have updated the calculator several times over the past decade to reflect a better understanding of our environmental profile: how our company's unique mix of air emissions and waste products add carbon and other greenhouse gases to our atmosphere. For example, to measure CO_2e (carbon dioxide equivalent), we multiply the emissions of six greenhouse gases, plus other fuel emissions (such as emissions from the type of fuel our local electrical supplier uses to generate power) by each compound's global warming potential (GWP), or carbon factor.

The Company has taken several environmental measures, including the expanded use of responsibly harvested Appalachian hardwoods, water-based finishes, organic cotton textiles, and recycled materials. In addition, the Company uses only CertiPUR-US® certified foams in its mattresses and custom upholstery.

Every facility at Ethan Allen has its own environmental goals, targets, and responsibilities related to emissions, waste disposal, and electricity and water usage. A designee at each location records the data in the Carbon Footprint Calculator and submits it quarterly. The data is then reviewed annually by the members of Ethan Allen's corporate Environmental, Health and Safety (EH&S) team, who compare it to data from the appropriate baseline year to measure each facility's progress toward achieving the Company's set environmental goals.

Electricity

To reduce the amount of electricity we use to heat our workspaces and dry our lumber, the wood-fired boilers in our plants use scrap wood to make steam. At some locations, we also use that same steam to cogenerate the electricity, heat, and air pressure needed to run our production equipment. We also use energy-efficient lighting, and we have implemented coordinated startups of our heavy equipment to reduce peak electrical demand.

Water

To control and reduce water use, we have installed low-flow restroom fixtures in our facilities. We also use flow restrictors to limit water use in certain operations. Logs, for example, must be kept moist until milled to prevent cracks or splits; flow restrictors ensure logs are sprinkled with just the right amount of water. Additionally, steam leak surveys have helped us reduce the escape of steam into the air, further reducing water waste.

Greenhouse Gas (GHG) Emissions

To meet our carbon footprint reduction goals, we continually review and investigate ways to reduce our carbon dioxide emissions in our operations. We set annual carbon footprint reduction goals for our domestic manufacturing division, based on data compiled from each manufacturing facility.

Recycling

Recycling is embraced by our management and employees alike and implemented through corporate initiatives and grassroots efforts. All locations work to minimize landfill waste, and our operations focus on recycling paper, glass, cardboard, plastics, and metals. Our goal is to reuse and recycle materials, including glass, paper, metal, plastic, foams, and textiles, as much as we can.

Social Responsibility

Ethan Allen's Manufacturing Code of Conduct is the standard against which Ethan Allen, in partnership with independent auditors, measures vendor compliance related to ethical business practices and the fair treatment of workers. We are committed to working with and educating our supplier network as a way of improving labor conditions worldwide. Our business partners are also subject to our Manufacturing Code of Conduct.

To assess vendor compliance at individual production facilities, Ethan Allen partners with industry-recognized third-party auditing companies known for their professionalism, consistency, and credibility. These vendors, including Bureau Veritas and Elevate Limited, have conducted numerous labor compliance audits in several countries on our behalf in the past five years.

Independent auditors also offer continuing education opportunities, in the vendor's country and in the vendor's own language. These include the following:

- yearly seminars, conducted by training staff from the third-party company in the vendor's own language; and

- additional compliance training for factory managers that explains the need for transparency, capacity building, and improvement in their labor compliance systems.

The Company's goal is to obtain 100% compliance. As it works to meet that goal, the Company consistently addresses the root causes of noncompliance within each facility. Our teams also attend labor compliance seminars and meetings, where they collaborate across international and industry lines to address labor compliance topics throughout the global supply chain.

The Company also offers a wide variety of career opportunities and paths to advancement through on-the-job coaching, training, and education. We are proud to be a company where an associate can start in an entry-level position and turn it into a successful career.

COMMITTEE CHARTERS, CODE OF CONDUCT AND CORPORATE GOVERNANCE GUIDELINES

The Company's Code of Business Conduct and Ethics (the "Code of Conduct"), Corporate Governance Guidelines, Foreign Corrupt Practices Act Policy and the charters of its Audit Committee, Compensation Committee and Corporate Governance, Nominations and Sustainability Committee are available on the Company's website at https://ir.ethanallen.com/corporate-governance/governance-documents. You may also request printed copies of these documents, free of charge, by sending a written request to our Corporate Secretary at Ethan Allen Interiors Inc., 25 Lake Avenue Ext., Danbury, CT 06811-5286.

The Board has approved a set of Corporate Governance Guidelines in accordance with the NYSE rules. These Corporate Governance Guidelines set forth the key policies relating to corporate governance, including director qualification standards, director responsibilities and director compensation. The Corporate Governance Guidelines cover, among other things, the duties, and responsibilities of and independence standards applicable to our directors. The Corporate Governance Guidelines also cover the Board's role in overseeing executive compensation, compensation and expenses of non-management directors, communications between stockholders and directors, and Board committee structures and assignments.

Our Code of Conduct was adopted to promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest; promotion of full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, the SEC and in other public communications made by the Company; compliance with applicable governmental laws, rules and regulations; protection of Company assets, including corporate opportunities and confidential information; promotion of fair dealing practices; deterring wrongdoing and ensuring accountability for adherence to the provisions of the Code of Conduct. The Code of Conduct prohibits any employee, officer and director taking unfair advantage of any clients, suppliers, competitors or other officers and employees through manipulation, concealment, abuse of privileged information or misrepresentation of material facts. It imposes an express duty to act in the best interests of the Company and to avoid influences, interests or relationships that could give rise to an actual or apparent conflict of interest. Further, the Code of Conduct prohibits directors, officers, and employees from taking for themselves (i.e. personally) opportunities that properly belong to the Company or are discovered through using corporate property, information, or one's position; using corporate property, information, or position for personal gain; and competing directly or indirectly with the Company. This Code of Conduct may be amended, modified, or waived by the Board of Directors. Waivers of the Code of Conduct must be explicit. Any waiver of the Code of Conduct for directors or executive officers may only be made by the Board or the Corporate Governance, Nominations and Sustainability Committee. We will disclose any future amendments to, or waivers from, provisions of the Code of Conduct affecting our executive officers or directors on our website within four business days, as may be required under applicable SEC and NYSE rules. We granted no waivers under our Code of Conduct during fiscal 2022. With respect to any person other than any executive officer or director, waivers may be granted by the General Counsel.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

During fiscal 2022, the Board met in person or by telephone conference six times, including the meeting in connection with the 2021 Annual Meeting of Stockholders. Independent directors also met six times in executive session without management present. The Lead Independent Director chaired the executive sessions.

All directors are expected to attend all regularly scheduled and special Board meetings, including the annual meeting of stockholders, independent director meetings and committee meetings, as appropriate. The Board realizes that scheduling conflicts may arise from time to time which prevent a director from attending a particular meeting. However, it is the Board's explicit policy that each director shall give priority to his or her obligations to the Company. All directors who were nominated for re-election attended the 2021 Annual Meeting of Stockholders. During fiscal 2022, there was 100% attendance by each director at each of the six Board meetings, and for directors serving on such committees, there was 100% attendance at the six regularly scheduled Audit Committee meetings, four regularly scheduled Compensation Committee meetings, and seven Corporate Governance, Nominations and Sustainability Committee meetings. As set forth in our Corporate Governance

Guidelines, the Company's policy is to expect the resignation of any director who is absent from more than 25% of regularly scheduled Board meetings or committee meetings in a fiscal year.

Board Committee Memberships

The Board has established three standing committees: the Audit Committee; the Compensation Committee; and the Corporate Governance, Nominations and Sustainability Committee. Committee memberships as of June 30, 2022, are set forth below:

Name	Audit Committee	Compensation Committee	Corporate Governance, Nominations and Sustainability Committee	Lead Independent Director
Gina Casar	Member		Member	
Dr. John Clark	Member		Chairperson	
John J. Dooner, Jr.		Chairperson	Member	✓
David M. Sable		Member	Member	
Tara I. Stacom	Member		Member	
Cynthia Ekberg Tsai	Chairperson	Member		

The Board determined that each member of the standing committees is (i) independent within the meaning of the NYSE rules, including the additional requirements applicable to members of the audit and compensation committees, as applicable, and (ii) a non-employee director (within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")). Additionally, during the time that they served in fiscal 2022, our former directors James B. Carlson, Domenick J. Esposito, Mary Garrett and Dr. James W. Schmotter were independent directors and/or "non-employee directors" under the above-referenced rules applicable to the committees on which they served.

Audit Committee

The Audit Committee operates under a written charter, which was adopted by the Board. Pursuant to its charter, on behalf of the Board, the Audit Committee oversees the Company's consolidated financial statements, independent auditors, financial statement audits, financial reporting process, system of internal accounting and financial controls, and internal audit function. In so doing, the Audit Committee seeks to maintain free and open communication between the Audit Committee and the Company's independent registered public accounting firm, the internal auditors and management. The Audit Committee is also responsible for reviewing and approving of any related party transactions required to be disclosed pursuant to Item 404(a) of Regulation S-K. The responsibilities and activities of the Audit Committee are discussed more fully under "Audit Committee Report" in this Proxy Statement, and in the Audit Committee charter.

Each member of the Audit Committee, Cynthia Ekberg Tsai (Chairperson), Gina Casar, Dr. John Clark and Tara I. Stacom is an independent director within the meaning of the applicable rules and regulations of the SEC and the NYSE rules, including the additional independence requirements applicable to members of audit committees. The Board has determined that each member of the Audit Committee is financially literate within the meaning of the NYSE rules and that each qualifies as an "audit committee financial expert" as defined under Item 407(d)(5)(ii) of SEC Regulation S-K. The Audit Committee is required to meet a minimum of four times each fiscal year and may hold such additional meetings as it deems necessary to perform its functions. The Audit Committee met in person or by telephone conference six times during fiscal 2022.

The Audit Committee charter is located on the Company's Investor Relations website, at https://ir.ethanallen.com/corporate-governance/governance-documents.

Compensation Committee

The Compensation Committee operates under a written charter, which was adopted by the Board. Pursuant to its charter, on behalf of the Board, the Compensation Committee determines our compensation policies and the level and forms of compensation provided to our Board members and executive officers, as discussed more fully under "Compensation Discussion and Analysis" in this Proxy Statement. In addition, the Compensation Committee reviews and approves stock-based compensation for our directors, officers, and employees, and oversees the administration of our Stock Incentive Plan. The Compensation Committee also approves the "Compensation Discussion and Analysis" with respect to compensation of the Company's Named Executive Officers as defined therein ("Named Executive Officers" or "NEOs") in accordance with applicable rules of the SEC. The Compensation Committee is authorized to retain and terminate compensation consultants, legal counsel, or other advisors to the Committee and to approve the engagement of any such consultant, counsel, or advisor, to the extent it deems necessary or appropriate after specifically analyzing the independence of any such consultant retained by the Committee.

Each member of the Compensation Committee, John J. Dooner, Jr. (Chairperson), David M. Sable and Cynthia Ekberg Tsai, is an independent director within the meaning of the applicable NYSE rules, including the additional independence requirements applicable to members of compensation committees. The Compensation Committee meets a minimum of two times a year and holds such additional meetings as it deems necessary to perform its responsibilities. The Compensation Committee held four meetings and individual Compensation Committee members communicated, when necessary, by telephone or video conference during fiscal 2022.

Corporate Governance, Nominations and Sustainability Committee

The Corporate Governance, Nominations and Sustainability Committee operates under a written charter, which was adopted by the Board. Pursuant to its charter, on behalf of the Board, the Corporate Governance, Nominations and Sustainability Committee's duties include, but are not limited to, (i) developing qualification criteria for the members of the Board and recommending to the Board individuals to serve on the Board; (ii) reviewing, on an annual basis, the qualifications of each member of the Board; (iii) reviewing and monitoring the Company's corporate governance policies and guidelines, including the Company's insider trading policy for its directors and executive officers; (iv) annually assessing of the Board's performance and reporting such assessment to the Board; and (v) assisting the Board to pursue and report sustainability initiatives, which, as noted above under "Corporate Responsibility," comprises both CSR and ESG matters.

Each member of the Corporate Governance, Nominations and Sustainability Committee, Dr. John Clark (Chairperson), James J. Dooner, Jr., Gina Casar, David M. Sable and Tara I. Stacom is an independent director within the meaning of the NYSE rules. The Corporate Governance, Nominations and Sustainability Committee meets a minimum of two times a year and holds such additional meetings as it deems necessary to perform its responsibilities. The Corporate Governance, Nominations and Sustainability Committee held seven meetings and individual Corporate Governance, Nominations and Sustainability Committee members communicated, when necessary, by telephone or video conference during fiscal 2022.

Proxy Access and Director Nominations. The Corporate Governance, Nominations and Sustainability Committee follows the procedure concerning nominations or consideration of director candidates recommended by stockholders set forth in our Amended and Restated By-Laws (the "By-Laws"). The By-Laws of the Company permit stockholders, as of the Record Date, to nominate director candidates at the Annual Meeting, subject to certain notification requirements. Our By-Laws permit a stockholder, or a group of up to 20 stockholders, owning at least 3% of our outstanding common stock continuously for at least three years to nominate and include in our proxy materials up to the greater of two directors or 20% of our Board. Stockholders and nominees must satisfy the requirements set forth in the By-Laws in connection with such nominations. We believe that this By-law provision provides meaningful, effective, and accessible proxy access rights to our stockholders, and balances those benefits against the risk of misuse or abuse by stockholders with special interests that are not shared by all or a significant percentage of our stockholders. Our By-Laws also allow for nominations of directors outside of this proxy access framework who will not be included in our proxy materials. Refer to "How do I submit a proposal or nominate a director candidate for the 2023 Annual Meeting of stockholders?" under "Questions and Answers about our Annual Meeting and Voting" further below for information on how to submit a proposal or nominate a director.

Board Qualifications and Diversity. The Corporate Governance, Nominations and Sustainability Committee seeks director candidates who demonstrate a willingness and ability to prepare for, attend and participate in all Board and committee meetings and whose experience and skill would complement the then-existing mix of directors. The Board believes that a Board comprised of members with diverse qualities provide varied perspectives which will help to promote active and constructive dialogue among Board members and between the Board and management, resulting in more effective oversight. Therefore, diversity is among the criteria that the Corporate Governance, Nominations and Sustainability uses to evaluate nominees and includes, but is not limited to, consideration of viewpoints, background, and experience, including diversity of race, self-identified gender, ethnicity, age, and cultural background. In the Board's executive sessions and in annual performance evaluations conducted by the Board and its committees, the Board will periodically consider whether the members of the Board reflect such diversity and whether such diversity contributes to a constructive and collegial environment. We believe that the current and proposed members of our Board amply demonstrate diversity due to their varied backgrounds, experience, qualifications, and skills. We are proud that 50% of our independent director nominees are women and that our Board includes ethnic diversity. Refer to the sections "Board of Directors—Experience and Skills" and "Board Diversity Matrix" further below for additional information regarding the skills and diversity of the Company's Board current members.

In recommending director candidates, the Corporate Governance, Nominations and Sustainability Committee gathers suggestions as to individuals who may be available to meet the Board's future needs from a variety of sources, such as past and present directors, stockholders, colleagues, and other parties with which a member of the Corporate Governance, Nominations and Sustainability Committee or the Board has had business dealings. The Corporate Governance, Nominations and Sustainability Committee then undertakes a preliminary review of the individuals suggested. Candidates recommended by stockholders will be considered in the same manner as other candidates. At such times as the Corporate Governance, Nominations and Sustainability Committee determines that a relatively near-term need exists and the Corporate Governance, Nominations and Sustainability Committee believes that an individual's qualities and skills would complement the then-existing mix of directors, the Corporate Governance, Nominations and Sustainability Committee or its Chair will contact the individual. After such contact, the members of the Corporate Governance, Nominations and Sustainability Committee will discuss (or, where the Chair makes contact, the Chair will discuss with the other members) the individual and all relevant qualifications. Based on the Corporate Governance, Nominations and Sustainability Committee's evaluation of potential nominees and the Company's needs, the Corporate Governance, Nominations and Sustainability Committee determines whether to nominate the individual for election as a director. While the Corporate Governance, Nominations and Sustainability Committee has not, in the past, engaged any third-party firm or consultant to identify or evaluate nominees, in accordance with its charter, may do so in the future.

The Corporate Governance, Nominations and Sustainability Committee unanimously recommended to the Board for approval the nominees named in this Proxy Statement and believe that these individuals are best qualified with the experience, industry knowledge, integrity, ability to devote time and energy, and commitment to the interests of all stockholders to execute our strategic plan and create value for all of our stockholders. In considering each director nominee, the Corporate Governance, Nominations and Sustainability Committee and the Board evaluated such person's key qualifications, skills, experience, and perspectives that he or she could bring to the Board, including in light of the particular areas summarized in the matrix under "Proposal 1: Election of Directors."

The Corporate Governance, Nominations and Sustainability Committee charter is located on the Company's Investor Relations website, at https://ir.ethanallen.com/corporate-governance/governance-documents.

PROPOSAL 1:   ELECTION OF DIRECTORS

At the recommendation of the Corporate Governance, Nominations and Sustainability Committee, the Board has nominated the following seven directors for election at the Annual Meeting. If elected, each director will serve for a one-year term expiring at the 2023 Annual Meeting of Stockholders or until their respective successor has been duly elected and qualified or until their earlier death, resignation, disqualification, or removal. All the director nominees are current directors who were each elected by Ethan Allen's stockholders at our 2021 Annual Meeting of Stockholders, with the exception of Gina Casar who was appointed to the Board effective January 25, 2022.

Each of the director nominees included in this Proxy Statement has consented to being named as a nominee and has accepted the nomination and agreed to serve as a director if elected by our stockholders. The Board believes that each nominee will be able and willing to serve if elected as a director. However, if any nominee becomes unable or unwilling to serve between the date of this Proxy Statement and the Annual Meeting, the Board may designate a new nominee, and the persons named as proxy holders may vote for the substitute nominee. Alternatively, the Board may reduce the size of the Board.

The information set forth below includes, with respect to each nominee for election as director, his or her age, present principal occupation, specific expertise, qualifications, and skills along with other business experience, directorships in other publicly held companies, membership on committees of the Board and period of service as a director of the Company. Also set forth below is a brief discussion of the specific experience, qualifications, attributes, or skills that led to each nominee's nomination as a director, in light of the Company's business.

The Board unanimously recommends that you vote FOR each of the seven nominees.

BOARD OF DIRECTORS—EXPERIENCE AND SKILLS

Ethan Allen Director Nominees (1)	CEO or Senior Executive Level Experience	Risk Management	International Experience	Operating Experience	Retail and Digital Experience	Finance Experience	Real Estate Experience	Marketing and Brand Building Expertise
M. Farooq Kathwari	✓	✓	✓	✓	✓	✓	✓	✓
Gina Casar *	✓	✓	✓	✓		✓		
Dr. John Clark *	✓	✓	✓	✓		✓		✓
John J. Dooner, Jr. *	✓	✓	✓	✓		✓		✓
David M. Sable *	✓	✓	✓	✓	✓	✓		✓
Tara I. Stacom *	✓	✓		✓		✓	✓	✓
Cynthia Ekberg Tsai *	✓	✓	✓	✓	✓	✓		✓

(1)   The fact that a particular qualification, skill, experience, or perspective is not listed in this matrix does not mean that the nominee does not possess it or that the Corporate Governance, Nominations and Sustainability Committee and the Board did not evaluate it.

*   Independent Director

BOARD DIVERSITY MATRIX

The table below provides certain highlights of the composition of our Board nominees as of June 30, 2022.

Board Diversity Matrix (as of June 30, 2022)				
Total Number of Directors			7	
	Female	Male	Non-Binary	Did Not Disclose Gender
Gender Identity				
Directors	3	4	—	—
Demographic Background				
Asian (excludes Indian / South Asian)	—	—	—	—
Black / African American	—	—	—	—
Caucasian / White	2	3	—	—
Hispanic / Latin American	1	—	—	—
South Asian	—	1	—	—
Middle-Eastern / North African	—	—	—	—
Native American / Alaskan Native	—	—	—	—
Native Hawaiian / Pacific Islander	—	—	—	—
Two or More Races or Ethnicities	—	—	—	—
Did Not Disclose Demographic Background	—	—	—	—

DIRECTOR NOMINEES FOR ELECTION

M. Farooq Kathwari — ENTREPRENURIAL AND DISCIPLINED LEADER



Mr. Kathwari is the Chairman, President and Chief Executive Officer of Ethan Allen Interiors Inc. He has been President since 1985 and Chairman and Chief Executive Officer since 1988. He holds a Bachelor of Arts in both English Literature and Political Science from Kashmir University and an MBA in International Marketing from New York University. He is also the recipient of three honorary doctorate degrees.

Director since: 1985
Age: 78
Board Committees:
• Chairperson of the Board

Specific Qualifications, Attributes, Skills and Experience:

Mr. Kathwari serves in numerous capacities at several nonprofit organizations. He is an advisory member of the New York Stock Exchange; former chairman of the National Retail Federation; a member of the Board of Overseers of the International Rescue Committee; Chairman Emeritus of Refugees International; a member of the International Advisory Council of the United States Institute of Peace; and a member of the advisory board of the Center for Strategic and International Studies.

Among his recognitions, Mr. Kathwari is a recipient of the 2018 Ellis Island Medal of Honor, has been inducted into the American Furniture Hall of Fame and recipient of the National Retail Federation Gold Medal. He has been recognized as an Outstanding American by Choice by the U.S. government. He has received the Yale School of Management's Chief Executive Leadership Institute Lifetime of Leadership Award. He has also been recognized by *Worth* magazine as one of the 50 Best CEOs in the United States. He is the author of *Trailblazer: from the Mountains of Kashmir to the Summit of Global Business and Beyond.*

Mr. Kathwari has extensive knowledge of the history of both the Company and the furniture industry as well as extensive experience in growing and managing a business. Mr. Kathwari possesses insight into retailing, marketing, manufacturing, finance, and strategic planning. In addition, his work with both for-profit and not-for-profit organizations has given him perspectives from other industries, which have proven valuable throughout his service to the Company.

Gina Casar — RISK MANAGEMENT, ESG AND HUMAN RESOURCES LEADER



Ms. Casar currently serves on the Board of Save the Children Mexico, the Advisory Board of Sigma Alimentos and is a member of "Global Women Leaders: Voices for change and inclusion." She previously served as a member of the Global Future Council of International Governance and Sustainable Development from 2015 until 2018.

Independent

Director since: 2022
Age: 63
Board Committees:
• Audit
• Corporate Governance, Nominations and Sustainability

Specific Qualifications, Attributes, Skills and Experience:

Ms. Casar has held various high level executive positions within the United Nations ("UN"), the government of Mexico and other financial institutions. During her career at the UN, she served as Under-Secretary-General from 2014 to 2016 and as CFO and Controller between 2011 and 2014. Additional roles within the UN included the post of Associate Administrator of the UN Development Programme and Deputy Executive Director of the World Food Programme. Between 2006 and 2009, Ms. Casar worked for the government of Mexico, including senior leadership positions of National Treasurer and Executive Director for the Mexican Agency for International Cooperation. Prior to that, she held leadership roles in prominent organizations, including Banco Nacional de Servicios Financieros (BANSEFI). Ms. Casar is proficient in Spanish, English, French and Italian and holds an MBA and a degree in public accounting, with honors, from the Instituto Tecnológico Autónomo de México (ITAM). Ms. Casar brings to the Board her strategic financial and risk management, key ESG perspective, sound human resources leadership expertise and in-depth knowledge of managing business transformation initiatives.

Dr. John Clark
EDUCATOR AND ADMINISTRATION LEADER



Dr. John Clark is a special advisor to the System President of the Connecticut State Colleges and Universities (CSCU). He previously served as President of Western Connecticut State University (WCSU) from 2015 until 2022. Prior to that, Dr. Clark was the Acting University Executive Director of the City University of New York's (CUNY) Office of Business and Industry Relations.

Independent

Director since: 2021
Age: 71
Board Committees:
- Audit
- Corporate Governance, Nominations and Sustainability - Chair

Specific Qualifications, Attributes, Skills and Experience:

Before joining CUNY, Dr. Clark was a visiting professor at Stony Brook University as well as spent time as Interim Chancellor of the State University of New York (SUNY). During his career at SUNY, Dr. Clark was the interim president of four of its colleges. He has also served as Interim Vice Chancellor for Enrollment Management and University Life at SUNY System Administration. Before joining SUNY, Dr. Clark had an 18-year Wall Street career as an analyst and investment banker specializing in health and higher education. Dr. Clark held various positions in New York City and state government and is a Vietnam-era veteran. He also has wide-ranging experiences as a board member with various not-for-profit organizations providing educational, healthcare, and housing services. Dr. Clark holds five degrees, including a Bachelor of Arts degree in history cum laude from Providence College, a Master of public administration degree from the John Jay College of Criminal Justice (CUNY), a Master of Arts degree in economics from Fordham University, a Master of Arts degree in philosophy from New York University, and a Doctorate in education from Teachers College, Columbia University. Dr. Clark brings to the Board his strategic thinking, people development skills and unique hands-on experience in education, investment banking and administration management.

John J. Dooner, Jr.
MARKETING AND STRATEGIC COMMUNICATIONS LEADER



Mr. Dooner founded The Dooner Group, a marketing communication consultancy in 2012, and serves as Chairman Emeritus of McCann Worldgroup, a company he formed in 1997, and of which he had been Chief Executive Officer from its founding until 2011.

Lead Independent Director

Independent

Director since: 2011

Age: 74

Board Committees:
- Compensation - Chair
- Corporate Governance, Nominations and Sustainability

Specific Qualifications, Attributes, Skills and Experience:

Under Mr. Dooner's leadership, McCann grew to be one of the world's largest marketing communications organizations, with operations in over 125 countries with a client roster that includes preeminent global marketers and many of the world's most famous brands. Prior to assuming that position, Mr. Dooner was Chief Executive Officer of McCann Erickson Worldwide, a post he assumed in 1992. Mr. Dooner serves on several not-for-profit organizations including as Chairman of St. Thomas University based in Miami, Florida. He is Past Chairman Board of Trustees and Past Brand Platform Chairman of United Way Worldwide based in Washington, DC. In April 2019, Mr. Dooner was inducted into the American Advertising Federation Hall of Fame. In May 2019 he received an honorary doctorate from St. Thomas University. Mr. Dooner brings extensive leadership, advertising and branding expertise to the Board.

David M. Sable	MARKETING AND DIGITAL LEADER	
	**Mr. Sable** is Co-Founder and Partner of DoAble, a Marketing Consultancy focused on branding, positioning, and big ideas. As Senior Advisor to WPP plc ("WPP"), a multinational communications, advertising, public relations, technology, and commerce holding company, he mentored and consulted across the company. Previously he was Chairman of VMLY&R from 2011 to 2019 where he helped Y&R to a top-five global creative firm at Cannes, developed new resources and practices, expanded the global footprint, and created a successful agency that continues to be an industry leader today.	*Independent* **Director since:** 2021 **Age:** 69 **Board Committees:** • Compensation • Corporate Governance, Nominations and Sustainability

Specific Qualifications, Attributes, Skills and Experience:

Mr. Sable has served as a board member and member of the Audit, Compensation and Nominating Committees of the public company American Eagle Outfitters (NYSE: AEO) since 2013. Prior to his time at Y&R, Mr. Sable served at Wunderman, Inc., a leading customer relationship manager and digital unit of WPP, as Vice Chairman and Chief Operating Officer, from August 2000 to February 2011. Mr. Sable was a Founding Partner and served as Executive Vice President and Chief Marketing Officer of Genesis Direct, Inc., a pioneer digital omni-channel retailer, from June 1996 to September 2000. Mr. Sable attended New York University and Hunter College in New York. In 2013, Fast Company named Mr. Sable one of the 10 Most Generous Marketing Geniuses. He currently serves on the Board of Directors of both UNICEF/USA and the International Special Olympics, as well as on the Executive Board of UNCF and he was Executive Producer on MTV's highly acclaimed REBEL MUSIC series. Mr. Sable brings to the Board more than 30 years of experience and strategic insight in digital leadership and marketing communications. The Board also benefits from his extensive involvement with community programs.

Tara I. Stacom	REAL ESTATE AND FINANCIAL INDUSTRIES LEADER	
	**Ms. Stacom** is an Executive Vice Chairman of Cushman & Wakefield since 2013, a worldwide commercial real estate firm with 50,000 employees. During her 40-year career, Ms. Stacom has been responsible for executing in excess of 60 million square feet and some of the largest and most complex leasing, sales, and corporate finance real estate transactions.	*Independent* **Director since:** 2015 **Age:** 64 **Board Committees:** • Audit • Corporate Governance, Nominations and Sustainability

Specific Qualifications, Attributes, Skills and Experience:

Ms. Stacom earned her Bachelor of Science degree in Finance at Lehigh University where she later served on the Board of Trustees. She is a director of the Realty Foundation of New York and a member of the Real Estate Board of New York having served on numerous committees including Ethics and the Commercial Brokerage Division. In January 2022, she was appointed to the Board of Directors of Inveniam Capital Partners, a privately-held fintech company. Ms. Stacom is a "Director's Circle Member" of Girls, Inc., a board member of Right to Dream and recipient of Crain's New York Business 100 Most Influential Women in New York City. She was awarded "Woman of the Year" of the New York Executives in Real Estate (WX), and Real Estate New York and Real Estate Forum's Women of Influence. She received Northwood University's Distinguished Women's Award in recognition of the enormous contribution she has made to communities, businesses, volunteer agencies, and public and private sector services worldwide. Ms. Stacom was honored with the Real Estate Board of New York's highest achievement, the 2011 Most Ingenious Deal of the Year (First Place Henry Hart Rice Award) for the leasing of One World Trade Center. Ms. Stacom brings extensive knowledge of commercial real estate, risk management and financial analysis to the Board.

Cynthia Ekberg Tsai	FINANCE AND MANAGEMENT DEVELOPMENT LEADER

 **Ms. Ekberg Tsai** is the CEO of Tana Systems, a global software and IT company based in the U.S. and India. She is also CEO of Healthquest, a global biotechnology and medical technologies advisory firm, where she specializes in providing strategic introductions and advice to rising executives.

Independent

Director since: 2021
Age: 66
Board Committees:
- Audit - Chair
- Compensation

Specific Qualifications, Attributes, Skills and Experience:

Ms. Tsai spent 16 years on Wall Street as a Vice President with Merrill Lynch and Kidder Peabody. She is the former Founder and CEO of HealthExpo, the largest consumer healthcare event in the U.S., where she grew the enterprise from concept to execution, attracting more than 50 million consumers to HealthExpo. Previously, Ms. Tsai was a General Partner in MassTech Ventures, a multi-million-dollar equity fund focused on technology development at Massachusetts Institute of Technology. Ms. Tsai currently serves on the Board of Selectors for the Jefferson Foundation Awards and is on the board of the Prix Galien Foundation. In 1999, the Harvard Business School Alumni Chapter in New York recognized Ms. Tsai with an Early-Stage Honor Roll Award for Entrepreneurship. In 2004, she also received a "Leading Woman Entrepreneur of the World" Award from the Star Foundation in Overland Park, Kansas. She earned a Bachelor of Arts in Psychology from the University of Missouri. Ms. Tsai brings to the Board her strategic financial thinking and unique hands-on experience in investment banking and brand building.

DIRECTOR COMPENSATION

Only our non-employee (independent) directors receive compensation for service on the Board. Employee directors do not receive additional compensation for serving on the Board. Non-employee director compensation is approved by the Board, after considering a recommendation from the Compensation Committee. Mr. Kathwari, as Chief Executive Officer of the Company, is not compensated separately for his service as a director on the Board. For information on Mr. Kathwari's compensation as our Chief Executive Officer, refer to the Summary Compensation Table. For fiscal 2022, the Board approved as compensation for our non-employee directors a combination of cash and option awards, as shown in the table below.

Annual Cash Retainer.   For fiscal 2022, each non-employee director received $60,000 per annum. Additional quarterly fees are paid to the chair of each of the committees as follows: Audit Committee $4,000; Compensation Committee $2,000; and Corporate Governance, Nominations and Sustainability Committee $2,000. The Lead Independent Director of the Board is paid an additional cash fee of $2,000 per quarter.

Equity Compensation.   Non-employee directors are eligible to receive equity compensation in amounts determined by the Compensation Committee, which generally would be paid in the form of stock options. In fiscal 2022, each director was awarded a stock option award with the number of options equal in value to $100,000 based on the market price of the Company's stock as of the date of grant. These stock options vest in three equal annual installments commencing on the first anniversary of the date of grant so long as the director continues to serve on our Board. All options granted to directors have an exercise price equal to the fair market value of our common stock on the date of grant and remain exercisable for a period of up to 10 years, subject to continuous service on our Board.

Meeting Fees.   If a standing committee of the Board holds more than four meetings (either in person or telephonically) on days when the full Board does not meet, members of that committee will be paid an additional $1,000 for each additional meeting beginning with the fifth such meeting. Directors serving on committees for part of a year receive a pro rata share of fees. There were no additional meeting fees paid to directors during fiscal 2022.

Name	Fees Earned or Paid in Cash (1)	Option Awards (2)(3)	All Other Compensation (4)	Total
James B. Carlson (5)	$ 28,272	$ 21,344	$ —	$ 49,616
Gina Casar	$ 26,000	$ —	$ —	$ 26,000
Dr. John Clark	$ —	$ —	$ 45,087	$ 45,087
John J. Dooner, Jr.	$ 74,000	$ 21,344	$ —	$ 95,344
Domenick J. Esposito (6)	$ 21,000	$ 21,344	$ —	$ 42,344
Mary Garrett (5)	$ 24,946	$ 21,344	$ —	$ 46,290
David M. Sable	$ 35,217	$ —	$ —	$ 35,217
Dr. James W. Schmotter (5)	$ 27,598	$ 21,344	$ —	$ 48,942
Tara I. Stacom	$ 60,000	$ 21,344	$ —	$ 81,344
Cynthia Eckberg Tsai	$ 44,609	$ —	$ —	$ 44,609

(1) The fees earned or paid in cash represent the pro rata portion of the annual retainer based on the length of service for each Director during fiscal 2022. Fees earned or paid in cash to Dr. Clark, Mr. Sable and Ms. Tsai represent seven months (December 1, 2021 through June 30, 2022) of their annual retainer fee, while Ms. Casar's represents approximately five months (as she was appointed to the Board on January 25, 2022).

(2) The amounts shown in the Option Awards column represent the aggregate grant date fair values, computed in accordance with Accounting Standards Codification Topic 718. For financial statement reporting purposes these fair values are charged to expense over the vesting period of three years. The actual values realized, if any, will not be known until the vesting date and could differ significantly from the amounts disclosed in the table. Refer to note 17 to the consolidated financial statements contained in the Company's Annual Report on Form 10-K for valuation assumptions with respect to stock option grants. The total number of stock options outstanding for each non-management director as of June 30, 2022 were as follows: John J. Dooner, Jr. 42,563 options; and Tara I. Stacom 26,492 options. The total number of stock options that were vested or exercisable within 60 days of June 30, 2022 were as follows: John J. Dooner, Jr. 37,684 options; and Tara I. Stacom 21,613 options.

(3) Each director, who was an active member of the Board as of the grant date of August 3, 2021, was awarded 4,235 stock options which will vest in three equal annual installments commencing on the first anniversary of the date of grant. Ms. Casar, Dr. Clark, Mr. Sable and Ms. Tsai were not directors of the Company at the time of grant, thus were not awarded any stock options during fiscal 2022.

(4) In lieu of an annual cash retainer, Dr. John Clark requested his compensation be paid by the Company in the form of a donation to a charitable institution. The total dollar amount the Company donated during fiscal 2022 on behalf of Dr. Clark was $45,087 and reported within the All Other Compensation column.

(5) Tenure as a Director of the Company ended on November 30, 2021, the date of the 2021 Annual Meeting of Stockholders, for Messrs. Carlson and Schmotter and Ms. Garrett, thus the fees earned or paid in cash represent the pro rata portion of the annual retainer based on their length of service during fiscal 2022.

(6) Mr. Esposito's tenure as a Director of the Company ended upon his death on September 22, 2021, thus the fees earned or paid in cash represent the pro rata portion of the annual retainer based on his length of service during fiscal 2022.

SECURITY OWNERSHIP

The following tables set forth, as of September 14, 2022, the record date for the Annual Meeting, information known to Ethan Allen with respect to beneficial ownership as defined by SEC rules of the Company's common stock for (i) directors and executives officers, (a) each director and director nominee, (b) the Company's Named Executive Officers as defined in the "Compensation Discussion and Analysis" and named in the table entitled "Summary Compensation Table," and (c) all directors and executive officers as a group and (ii) each principal stockholder of more than 5% of Company common stock. The Company believes that each individual or entity named has sole investment and voting power with respect to shares of Common Stock indicated as beneficially owned by them, except as otherwise noted. The address for each listed director and Named Executive Officers is Ethan Allen Interiors Inc., 25 Lake Avenue Ext., Danbury, CT 06811.

Security Ownership of Directors and Executive Officers

The following table sets forth, as of September 14, 2022, the record date for the Annual Meeting, the beneficial ownership of the Company's common stock reported to Ethan Allen by each of the Company's current directors, director nominees and NEOs, and by all current directors and executive officers as a group.

Name		Amount and Nature of Beneficial Ownership (1)	Common Stock Percentage Ownership (1)
M. Farooq Kathwari	(2)	2,676,452	10.6%
John J. Dooner, Jr.	(3)	43,937	*
Tara I. Stacom	(4)	27,913	*
Corey Whitely	(5)	18,786	*
Eric D. Koster	(6)	6,989	*
Amy Franks	(7)	649	*
Matthew J. McNulty	(8)	567	*
Ashley Fothergill	(9)	280	*
Gina Casar	(10)	—	*
Dr. John Clark	(10)	—	*
David M. Sable	(10)	—	*
Cynthia Ekberg Tsai	(10)	—	*
All Current Directors and Executive Officers as a Group (11 persons)		2,756,787	10.8%

*   Indicates beneficial ownership of less than 1% of shares of Company common stock

(1)   Information presented herein for each director, director nominee and NEO reflects beneficial share ownership and includes shares that can be acquired upon the exercise of stock options or the vesting of restricted stock units and performance stock units within 60 days of September 14, 2022, or upon termination of service other than for death, disability or involuntary termination.

(2)   Includes 1,895,747 shares owned directly by M. Farooq Kathwari, 646,140 shares owned indirectly, 8,565 shares held in the Ethan Allen Retirement Savings Plan and 126,000 stock units issued in connection with Mr. Kathwari's 1997 employment agreement and for which payment has been deferred until termination of employment.

(3)   Includes 11,100 shares owned directly by John J. Dooner, Jr. and currently exercisable stock options to purchase 32,837 shares of common stock.

(4)   Includes 6,300 shares owned directly by Tara I. Stacom and currently exercisable stock options to purchase 21,613 shares of common stock.

(5)   Includes 18,786 shares owned directly by Corey Whitely, determined as of the date of termination of employment.

(6)   Includes 322 shares owned directly by Eric D. Koster and currently exercisable stock options to purchase 6,667 shares of common stock.

(7)   Includes 649 shares owned directly by Amy Franks.

(8)   Includes 567 shares owned directly by Matthew J. McNulty.

(9)   Includes 280 shares owned directly by Ashley Fothergill.

(10)   No shares of Ethan Allen common stock are owned and no outstanding stock options exercisable within 60 days of September 14, 2022.

Security Ownership of Principal Stockholders

The following table provides information about persons that have reported that they beneficially own or have voting power and/or dispositive power over, more than 5% of the Company's common stock, as of September 14, 2022, the record date for the Annual Meeting.

Name of Beneficial Owner		Amount and Nature of Beneficial Ownership	Common Stock Percentage Ownership
BlackRock, Inc.	(1)	4,193,865	16.5%
Dimensional Fund Advisors LP	(2)	1,822,060	7.2%
The Vanguard Group	(3)	1,624,734	6.4%

(1) *BlackRock, Inc. ("BlackRock"), a parent holding company, had sole voting power over 4,114,697 shares of common stock and sole dispositive power over 4,193,865 shares of common stock according to BlackRock's Schedule 13G/A filed with the SEC on January 27, 2022. BlackRock's address is 55 East 52nd Street, New York, NY 10055.*

(2) *Dimensional Fund Advisors LP, ("Dimensional Funds"), an investment advisor, had sole voting power over 1,783,711 shares of common stock and sole dispositive power over 1,822,060 shares of common stock according to Dimensional Funds' Schedule 13G/A filed with the SEC on February 8, 2022. Dimensional Funds' address is 6300 Bee Cave Road, Building One, Austin, TX, 78746.*

(3) *The Vanguard Group ("Vanguard"), an investment advisor, had shared voting power over 31,017 shares of common stock, sole dispositive power over 1,580,517 shares of common stock and shared dispositive power over 44,217 shares of common stock according to Vanguard's Schedule 13G/A filed with the SEC on February 10, 2022. Vanguard's address is 100 Vanguard Blvd., Malvern, PA 19355.*

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires the Company's directors, executive officers and persons who beneficially own more than 10% of a registered class of the Company's equity securities to file reports of beneficial ownership and changes in beneficial ownership with the SEC. Based solely on a review of reports filed with the SEC and written representations from certain reporting persons that no other reports were required, the Company believes that, during fiscal 2022, its directors, officers and 10% stockholders complied with all applicable Section 16(a) filing requirements applicable to such individuals, other than one late Form 3 filing for Ashley Fothergill with respect to his promotion to Senior Vice President, Merchandising (an executive officer) on March 15, 2022, which was subsequently filed on July 20, 2022.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The Company's Code of Conduct, which applies to all employees, executive officers, and directors, requires that any potential conflict of interest be either avoided or fully disclosed. The Company defines "related party" transaction as any transaction or series of related transactions in excess of $120,000 in which the Company is a party and in which a "related person" had, has, or will have direct or indirect material interest. Each year, the Company requires its directors and executive officers to disclose any transactions with the Company in which they or their immediate family members had, have or will have a material interest. The Audit Committee reviews any reported transactions related to directors or executive officers and takes appropriate action. A related party transaction is approved or ratified only if the Audit Committee determines that it is not inconsistent with the best interests of the Company and its stockholders. There were no related person transactions requiring approval or ratification during fiscal 2022.

PROPOSAL 2: TO APPROVE, ON AN ADVISORY BASIS, NAMED EXECUTIVE OFFICER COMPENSATION

Our executive compensation program is designed to facilitate long-term stockholder value creation. Our focus on pay-for-performance and on corporate governance promotes alignment with the interests of the Company's stockholders.

The Company seeks stockholder approval, on a non-binding basis, of the compensation of our Named Executive Officers, as disclosed in this Proxy Statement in the Compensation Discussion and Analysis, the Compensation Tables and related narrative pursuant to Section 14A of the Exchange Act, commonly known as a "say-on-pay" vote. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our Named Executive Officers and the compensation policies and practices described in this Proxy Statement.

At the Company's 2021 Annual Meeting of Stockholders, our stockholders were asked to approve the Company's executive compensation program. A substantial majority (97.6%) of the votes on the "say-on-pay" proposal were voted in favor of the proposal, which demonstrates stockholders' strong support of our executive compensation practices and pay for performance alignment. The Compensation Committee believes that these results reaffirm our stockholders' support of the Company's approach to executive compensation. The Compensation Committee strives to continue to ensure that the design of the Company's executive compensation program is focused on long-term stockholder value creation (with a meaningful and growing portion of the compensation paid to our Named Executive Officers being at risk, performance-based, tied to performance metrics that include good stewardship of the Company's resources, and not guaranteed), emphasizes pay for performance and does not encourage the taking of short-term risks at the expense of long-term results. The Compensation Committee intends to continue to use the "say-on-pay" vote as a guidepost for stockholder sentiment and to consider stockholder feedback in making compensation decisions. See "Compensation Discussion and Analysis" for additional discussion about the Company's approach to executive compensation and the enhancements made in recent years to strengthen the link between pay and performance, further link compensation to our business and talent strategies and clearly detail the rationale for pay decisions.

For the reasons outlined above, we believe that our executive compensation program is well designed, appropriately aligns executive pay with Company performance and incentivizes desirable behavior. Accordingly, we are asking our stockholders to endorse our executive compensation program by voting on the following resolution at the Annual Meeting:

"RESOLVED, that the stockholders approve, on an advisory basis, the compensation of the Company's Named Executive Officers, as disclosed in this proxy statement, including the Compensation Discussion and Analysis, the Compensation Tables and the related narrative."

This proposal allows our stockholders to express their opinions regarding the decisions of the Compensation Committee on the annual compensation program for the Named Executive Officers. In deciding how to vote on this proposal, the Board encourages you to read the Compensation Discussion and Analysis and Compensation Table sections. Because your vote is advisory, it will not be binding upon the Board. However, the Board values stockholders' opinions and the Compensation Committee will consider the outcome of the advisory vote when considering future executive compensation decisions. Further, this advisory vote will serve as an additional tool to guide the Board and the Compensation Committee in continuing to improve the alignment of the Company's executive compensation program with the interests of Ethan Allen and its stockholders and is consistent with our commitment to high standards of corporate governance and stockholder engagement.

The Board unanimously recommends that you vote FOR the approval, on an advisory basis, of the compensation of the Company's Named Executive Officers.

COMPENSATION DISCUSSION AND ANALYSIS

Overview

The purpose of this Compensation Discussion and Analysis ("CD&A") is to provide material information about the Company's executive compensation objectives and policies for its NEOs and to put into perspective the tabular disclosures and related narratives. The non-binding advisory proposal regarding compensation of the NEOs submitted to stockholders at our 2021 Annual Meeting was approved by 97.6% of the votes present and entitled to vote. We regularly engage in outreach efforts with our stockholders relating to a variety of topics and involve our Compensation Committee Chair or one or more independent directors in these conversations as appropriate. Our fiscal 2022 NEO compensation decisions continue to illustrate the application of our pay-for-performance philosophy, with NEO pay being driven by another year of solid financial performance, as well as continued positive developments in other significant areas of our operations including our response to the COVID-19 pandemic and our efforts to ensure employee safety.

This CD&A describes the general objectives, principles, and philosophy of our executive compensation program, focused primarily on the compensation for our NEOs, who for fiscal 2022 are as follows:

- M. Farooq Kathwari, Chairman of the Board, President and Chief Executive Officer (our Principal Executive Officer)

- Matthew J. McNulty, Senior Vice President, Chief Financial Officer and Treasurer (our Principal Financial Officer)

- Amy Franks, Executive Vice President, Retail Network and Business Development

- Ashley Fothergill, Senior Vice President, Merchandising

- Eric D. Koster, Vice President, General Counsel and Secretary

Our NEOs for fiscal 2022 also include Corey Whitely, who previously served as our Executive Vice President, Administration and Chief Financial Officer (insofar as SEC rules require disclosure of the compensation of anyone who served as a principal financial officer during fiscal 2022). Mr. Whitely resigned with the Company effective January 14, 2022. This CD&A focuses on the compensation earned by our NEOs listed above, but also describes the compensation earned by Mr. Whitely where appropriate.

Fiscal Year 2022 Performance at a Glance



| Net Sales $817.8 million +19.4% | Diluted EPS $4.05 +70.9% | Return on Equity 27.2% | Dividends Paid $48.3 million +11.5% |

As we celebrate our ninth decade as an innovative interior design, manufacturing and retail enterprise, we remain focused on constant reinvention and maintaining an entrepreneurial attitude. We believe our vertically integrated business structure is key to our success and continues to produce positive results and position us for future growth. In what was a dynamic and volatile fiscal year marked by rising costs and global supply chain challenges, we delivered strong sales growth and record earnings for fiscal 2022. We continue to develop relevant product offerings, of which about 75% are made in our North American manufacturing workshops.

During fiscal 2022, we executed on several key initiatives, including: introduced new product offerings in many areas including upholstery, home office, lighting, outdoor living, decorative accents and added a new LVP flooring product category; expanded our upholstery manufacturing in North Carolina; opened multiple new design centers that project our unique vision of American style while combining complimentary interior design services with technology; celebrated our 90 years of innovation by holding a virtual convention under the theme of "Vertical Integration: the Key to Our Service"; launched the state-of-the-art immersive 3D Virtual Design Center which showcases our vast product portfolio while fostering collaboration between interior designers and clients; reaffirmed our commitment to maintain and grow our North American manufacturing including wage increases and the creation of new jobs; increased our regular quarterly cash dividend by 16% in November 2021 and then another 10% in April 2022; and paid a special cash dividend of $0.75 per share in August 2021.

During fiscal 2022 year we continued to benefit from the heightened consumer focus on the home, which since the onset of the COVID-19 pandemic has created strong demand for our product offerings and interior design services. Through the collective efforts of our associates, the Company was able to execute on many initiatives that helped lead to strong full year fiscal 2022 results. Many of the changes implemented in recent years, such as manufacturing and optimization initiatives, reductions in employee headcount, increased use of technology and automation, and the elimination of non-essential spending, have allowed us to control expenses and improve our operating leverage. We expanded manufacturing production capacity during fiscal 2022, which is now above pre-COVID-19 pandemic levels and helped us to significantly improve delivery lead-time and reduce our high backlogs. Our custom upholstery products, made in our North American workshops, ship in about 6 weeks, as compared to 14 weeks a year ago. Our wood products, made in our North American workshops, now average about 14 weeks as compared to 16 weeks a year ago.

For the full fiscal 2022 year, we delivered consolidated net sales growth of 19.4%, an operating margin of 16.9%, diluted EPS of $4.05, cash from operations of $69.4 million and returned $48.3 million to shareholders through cash dividends. While our retail segment written orders were down 4.6% compared to a strong fiscal 2021, retail orders were up 14.9% compared to fiscal 2019 (prior to the start of the COVID-19 pandemic). Wholesale segment written orders were lower by 0.5% compared to fiscal year 2021, but up 7.6% compared with fiscal 2019. The positive net sales growth within both our wholesale and retail segments combined with our ability to operate more efficiently through the use of technology and reduced headcount (when compared to pre-COVID-19 pandemic levels) helped us expand consolidated gross margin, operating margin and diluted earnings per share. We ended the fiscal 2022 year with a strong balance sheet, including cash and investments of $121.1 million as of June 30, 2022 compared to $104.6 million as of June 30, 2021. Our ending inventory balance of $176.5 million was up 22.6% over last year in order to further support higher levels of production and quicker shipping to our customers. Our Board increased our regular quarterly cash dividend twice during the fiscal year and paid a special cash dividend, bringing the total amount of dividends paid to $48.3 million in fiscal 2022.

Selected Financial Data and Key Metrics

STATEMENT OF OPERATIONS DATA						
Fiscal Year Ended June 30,		**2022**		**2021**		**2020**
Net sales	$	**817,762**	$	685,169	$	589,837
Adjusted gross margin *(1)*		**59.3%**		57.5%		55.7%
Adjusted operating income *(1)*	$	**134,240**	$	80,335	$	17,072
Adjusted net income *(1)*	$	**100,277**	$	60,059	$	13,512
Adjusted diluted EPS *(1)*	$	**3.93**	$	2.37	$	0.52
KEY METRICS						
Adjusted return on equity *(1)*		**26.4%**		17.7%		3.9%
Cash flows from operating activities	$	**69,356**	$	129,912	$	52,696
Cash and cash equivalents	$	**109,919**	$	104,596	$	72,276
Current ratio		**1.61**		1.32		1.65
Long-term debt to equity ratio		**0.0%**		0.0%		15.2%
Cash dividends paid	$	**48,257**	$	43,290	$	21,469
Dividend yield		**6.3%**		3.6%		7.1%

(1)   *See Appendix A for the reconciliation of U.S. GAAP to adjusted key financial measures.*

Impact of COVID-19 on our Business

The global coronavirus ("COVID-19") pandemic continues to disrupt several segments of the economy and has caused, and continues to cause, impact to our business. In response to the COVID-19 pandemic and for the protection of our associates and customers, we implemented, and continue to monitor, certain business continuity plans to ensure the ongoing availability of our products and services, while prioritizing health and safety measures, including enhanced cleaning and hygiene protocols as recommended by the Centers for Disease Control and Prevention. All of our retail design centers had reopened by fiscal 2021 and since that time, we have experienced strong demand for our products as customers allocated greater amounts of discretionary spending to home furnishings than at the start of the COVID-19 pandemic. Since our manufacturing facilities re-opened in May 2020, we have ramped up and increased production capacity by adding headcount as well as second shifts and weekend production shifts to our North American plants. In addition, during the third quarter of fiscal 2022, we completed the purchase of property, plant and equipment from Dimension Wood Products, Inc., located in Claremont, North Carolina, to further increase our control over raw materials and labor costs while maintaining our high-quality standards.

We have been fortunate to experience a limited number of cases of COVID-19 throughout our enterprise, each of which resulted in no significant disruptions to our operations. Although we continue to actively manage the impact of COVID-19 and the prospect of continuing or future outbreaks, we are unable to predict the impact that the COVID-19 pandemic will have on our financial operations in the near- and long-term. We believe that we have a strong balance sheet with $121.1 million of cash and investments, no outstanding borrowings as of June 30, 2022, and a credit agreement that provides for a $125 million revolving credit facility, which we believe will provide sufficient liquidity to continue business operations in the long-term. We also continue to actively manage our global supply chain and manufacturing operations, which have been adversely impacted with respect to availability and pricing of raw materials and freight based on uncontrollable factors as well as COVID-19 related constraints on our manufacturing capacity as we continue to prioritize the health and safety of our associates. The need for, or timing of, any future actions in response to COVID-19 is largely dependent on the mitigation of the spread of the virus along with the adoption and continued effectiveness of vaccines, status of government orders, directives and guidelines, recovery of the business environment, global supply chain conditions, economic conditions, and consumer demand for our products, all of which are highly uncertain.

Compensation Practices

What We Do	What We Don't Do
• Pay for performance; a meaningful and growing portion of the compensation paid to our NEOs is performance-based and not guaranteed.	• No dividends or dividend equivalents on unearned performance units, stock options or unvested restricted stock.
• Reward revenue growth, total stockholder returns, operational and financial efficiencies with performance metrics that include good stewardship of the Company's resources.	• No repricing, extensions, or cash buyouts for stock options.
• Pay conservatively and consider the range of opportunities available to similarly situated executives from various relevant market reference sources.	• Generally, no employment agreements (other than existing employment agreement with the CEO).
• Encourage and reward performance that leads to strong financial results and creation of long-term value for our stockholders.	• No excise tax gross ups related to change in control.
• Pay reasonable discretionary bonuses in scenarios when a NEO does not participate in the annual incentive program.	• No single trigger vesting of equity awards upon a change in control.
• Expect directors and executives to own a meaningful amount of company stock.	• No excessive perquisites.
• Use a "double trigger" for change in control provisions in equity awards and change in control agreements.	
• Apply a share retention policy for our directors and executives.	
• Prohibit our directors and executive officers from hedging or pledging the Company's stock.	
• Regularly assess the risk-reward balance of our compensation programs in order to mitigate undue risks in our programs.	
• Provide the Compensation Committee sole authority to retain compensation consulting firms.	
• Maintain claw back provisions in our incentive compensation programs.	
• Stockholder engagement to ensure alignment with stockholder interests.	

Compensation Policies and Risk

Our Compensation Committee regularly conducts risk assessments to determine the extent, if any, to which our compensation practices and programs may create incentives for excessive risk taking. Based on these assessments, we concluded that our policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company.

As part of the risk assessments, the Compensation Committee reviewed the cash and equity incentive programs for senior executives and concluded that certain aspects of the programs reduce the likelihood of excessive risk taking. These aspects include the use of long-term equity awards to create incentives for senior executives to work for long-term growth of the Company, including claw-back provisions limiting the incentive to take excessive risk for short-term gains, imposing caps on cash bonuses, requiring compliance with our Code of Conduct and giving the Compensation Committee the power to reduce payouts under our compensation plans. More specifically, this conclusion was based on the following considerations:

Pay Mix	Compensation mix of base salary and short-term and long-term incentives provides compensation opportunities measured by a variety of time horizons to balance our near-term and long-term strategic goals.
Performance Metrics	A variety of distinct performance metrics are used in both the short-term and long-term incentive plans. This multiple-metric approach to performance metrics encourages focus on sustained and holistic overall Company performance.
Performance Goals	Goals are approved by our Compensation Committee and consider our historical performance, current strategic initiatives, and the expected macroeconomic environment. In addition, short-term and long-term incentive compensation programs are designed with payout ranges above and below target levels and within a range that support our pay for performance philosophy.
Equity Incentives	Equity incentive programs and stock ownership guidelines are designed to align management and stockholder interests by providing vehicles for executive officers to accumulate and maintain an ownership position in the Company.
Risk Mitigation Policies	We incorporate several risk mitigation policies into our officer compensation program, including: • The Compensation Committee's ability to use "negative discretion" to determine appropriate payouts under formula-based plans. • A robust recoupment (or "claw-back") policy covering each of our executive officers. The policy provides that if the Company is required to restate its financial results due to material noncompliance with financial reporting requirements under the securities laws, the Compensation Committee may seek reimbursement of any cash- or equity-based bonus/other incentive compensation (including vested and unvested equity) paid or awarded to the executive officer or effect cancellation of previously-granted equity awards to the extent the compensation was based on erroneous financial data and exceeded what would have been paid to the executive officer under the restatement • Stock ownership guidelines for executive officers and directors, including a one-year security holding period requirement, that are intended to align further the interest of our named executive officers with those of our stockholders.
Anti-Hedging and Anti-Pledging Policies	Directors and executive officers are restricted from engaging in short sales, equity derivatives, and hedging their Company stock, whether or not involving trading on inside information. In addition, the Company prohibits employees and directors from purchasing Company securities on margin or holding Company securities in a margin account.
Insider Trading Policy	We have an Insider Trading Policy that requires our Directors, NEOs and other senior associates to pre-clear transactions in our common stock with the Company's finance and legal departments. Trading is permitted only during specified quarterly Company open trading periods. An executive bears the full responsibility if he or she violates the Company policy by permitting shares to be bought or sold without pre-clearance or when trading is restricted. We believe these policies further align insiders' interests with those of our stockholders.

Process for Determining Executive Compensation

The Compensation Committee is responsible for determining the composition and value of the compensation for all of our NEOs. Our Chief Executive Officer ("CEO"), Chief Financial Officer ("CFO") and Vice President of Human Resources, provide input on program design and information on the Company's and the furniture industry's performance. The Compensation Committee also considers stockholder viewpoints on compensation.

The Compensation Committee may not delegate its primary responsibility of overseeing executive officer compensation, but it may delegate to management the administrative aspects of our compensation programs that do not involve the setting of compensation levels for executive officers.

All equity awards to executives, including stock options, PSUs, restricted stock, and restricted stock units, are approved by the Compensation Committee.

The Compensation Committee maintains sole authority to retain, terminate, approve fees and other terms of engagement of its compensation consultant and to obtain advice and assistance from internal or external legal, accounting, or other advisors.

The Compensation Committee Chair, together with the CEO, periodically engages in dialogue with a number of the Company's larger institutional investors regarding the Company's approach to executive compensation. The Compensation Committee also reviews executive compensation and incentive structures used by the peer companies. In fiscal 2022, the Compensation Committee decided to continue to use operating income, revenue growth, return on equity and total stockholder return ("TSR") as the performance metrics used in assessing executive compensation.

Peer Group

The Compensation Committee, in setting individual NEO pay levels and opportunities, utilizes a peer group of companies that in its judgment best represents the unique nature of the Company's vertical business model, which integrates manufacturing, merchandising, and retailing.

In developing the peer group, the population of U.S. based, publicly traded companies that were considered by the Compensation Committee included:

- furniture manufacturers and/or home furnishing retailers;

- competitors and peers identified as the Company's direct U.S. furniture competitors;

- highly integrated companies in non-furniture industries (e.g. apparel, etc.);

- companies with iconic consumer brand recognition (beyond the furniture and home furnishing industries); and

- companies that might be considered competitors for Company executives and equivalent talent.

In addition to industry, branding and supply chain considerations, the Compensation Committee filtered companies by revenues, number of employees and market capitalization. Companies with higher revenues are included in the peer group since the Company competes for executives with such other companies that are in the home furnishings industry.

There were no changes to the peer group for fiscal 2022 with the exception of the change in name for Herman Miller, Inc. to MillerKnoll, Inc. due to its acquisition of Knoll, Inc. The Compensation Committee believes the fiscal 2022 peer group represents a similar range of the characteristics of the business, consumer innovation, use of technology, good corporate governance practices and comparability in size to the Company.

The peer group used to evaluate fiscal 2022 NEO compensation is composed of the following 16 companies:

Acco Brands Corporation	Flexsteel Industries, Inc.	Hooker Furniture Corporation	La-Z-Boy Incorporated
Apogee Enterprises, Inc.	Green Brick Partners, Inc.	Interface, Inc.	MillerKnoll, Inc.
Bassett Furniture Industries, Inc.	Haverty Furniture Companies, Inc.	Kimball International, Inc.	Sleep Number Corporation
Cavco Industries, Inc.	HNI Corporation	Kirkland's, Inc.	Steelcase Inc.

We believe that it is appropriate to offer industry-competitive cash and equity compensation packages to all of our NEOs in order to attract and retain top executive talent. The peer group allows us to monitor the compensation practices of our primary competitors and similarly situated companies for executive talent. However, we do not target any specific pay percentile of the peer group for our executive officers. Instead, we use this information to provide a general overview of market practices and to ensure that we make informed decisions regarding our executive pay programs.

Elements of Fiscal 2022 Executive Compensation

Our compensation programs are structured to align the interests of our executive officers with the interests of our stockholders and include the following elements for fiscal 2022:

	Element	Key Characteristics	Link to Shareholder Value	How we Determine Amount	Key Decisions
Fixed	**Base Salary**	Fixed compensation component payable in cash. Reviewed annually and adjusted when appropriate.	A means to attract and retain talented executives capable of driving superior performance.	Consider individual contributions to business outcomes, the scope and complexity of each role, future potential, market data, and internal pay equity.	There were no changes to base salaries during fiscal 2022 as the Compensation Committee believes each NEO's current base salary reflects market competitive rates.
	Service-Based Restricted Stock Unit Awards	Fixed compensation component payable in stock. Reviewed annually and granted when appropriate.	A means to retain talented executives capable of driving superior performance.	Consider individual contributions to business outcomes, the scope and complexity of each role, future potential, market data, and internal pay equity.	The Compensation Committee awarded service-based restricted stock that vests ratably over four years to select NEO's during fiscal 2022. Mr. Koster was awarded restricted stock in fiscal 2020, thus did not receive a fiscal 2022 grant.

Performance-Based	**Annual Incentive Program**	Variable compensation component payable in cash based on performance against annually established financial goals.	Incentive targets are tied to achievement of key annual financial measures. The financial metrics used to determine the payout of the fiscal 2022 awards were Revenue and Adjusted Operating Income growth.	Incentive award levels based on individual contributions to business outcomes, potential future contributions, historical incentive amounts, retention considerations and market data.	Total incentive awards for fiscal 2022 were earned at 105% of target. The newly promoted NEO's who took on new responsibilities during the fiscal year did not participate in the annual non-equity incentive program, but rather received a discretionary bonus based on their individual performance results and in light of their new roles.
	Performance-Based Unit Awards (PSUs)	PSUs cliff vest after a three-year performance period and payouts are based on Company performance against pre-established financial goals and other performance metrics.	PSUs recognize our executive officers for achieving superior long-term relative performance. Financial metrics for the fiscal 2022 award were based on Sales growth and Return on Equity. An additional TSR performance metric was also included.	Grant award levels based on individual contributions to business outcomes, potential future contributions, historical grant amounts, retention considerations and market data. Actual award payout is based on performance against pre-established goals over a three-year performance period.	The Compensation Committee approved PSU grants to select NEOs during fiscal 2022 with three performance metrics that were based on Revenue Growth, Return on Equity and a TSR performance metric. Approximately 49% of the PSUs granted in fiscal 2020 were earned during fiscal 2022.

Fiscal 2022 Target Total Compensation Mix

The total target compensation mix for NEOs, as established at the start of fiscal 2022, was based upon base salary, achievement of target for the annual incentive program, long-term service-based stock awards and achievement of target for the long-term performance-based stock unit incentive awards. The CEO's total compensation mix was primarily performance-based to drive pay-for-performance and align stockholder interests with those of executives.



Base Salary

We set base salaries for our NEOs based on individual contributions to business outcomes, the scope and complexity of each role, competencies, experience, leadership, performance, future potential, market data, and internal pay equity.

The Compensation Committee completed its review of the salary levels for each of the NEOs. As part of the salary review process, the Compensation Committee reviewed and considered the performance of each NEO, relevant market data, recommendation of the CEO for his direct reports, the comparison of compensation among various levels of management, and the Company's overall performance. As a result of this review, the Compensation Committee determined no changes were needed to existing base salaries during fiscal 2022 as they represent market competitive rates.

Annual Non-Equity Incentive Compensation

NEOs are eligible to earn cash awards under our annual incentive compensation program, which is designed to motivate and reward executives for performance on key annual measures. The annual incentive compensation program is based exclusively on attainment of financial metrics, measured on the Company's overall consolidated financial performance, that align our annual incentives with our strategy of driving growth, with an emphasis on profitability.

For fiscal 2022, the Compensation Committee evaluated two performance metrics in its annual incentive plan performance review for certain NEOs, which aligns performance metrics used to assess non-equity incentive compensation payout eligibility with our fiscal 2022 growth strategy, focusing on consolidated net sales (weighted 60% of target incentive) and Adjusted Operating Income (weighted 40% of target incentive). Target, maximum and threshold awards, specified as a percentage of base salary, vary among various levels of management. The NEOs have the opportunity to earn awards between 50% of their target awards if we meet minimum threshold performance requirements and a maximum of 133% to 227% of their target incentive opportunity, based on performance. Refer to the section "Grants of Plan-Based Awards" further below for additional disclosure of the actual amounts for threshold, target and maximum for each NEO.

The Compensation Committee established targets of 4% Consolidated Net Sales growth and 9% Adjusted Operating Income growth for fiscal 2022 compared to fiscal 2021, and established threshold and maximum performance levels as follows:

Fiscal 2022 Annual Incentive Goals and Results

($ in millions) Performance Level	Consolidated Net Sales $	Percent of Target	Adjusted Operating Income $ (1)	Percent of Target
Maximum	$733.1	103%	$95.6	109%
Target	$712.6	100%	$87.6	100%
Threshold	$685.2	96%	$80.3	92%
Actual	$817.8		$134.2	
Individual Metric Payout Achieved		103%		109%
Individual Metric Weight		60%		40%
Overall Payout (as percent of Target)				105%

(1)   See Appendix A for a non-GAAP reconciliation showing how adjusted operating income is calculated from our financial statements.

Fiscal 2022 Annual Incentive Target, Achievement and Actual Payout

Name (1)	Fiscal 2022 Target Incentive ($)	Fiscal 2022 Target Incentive (% of base salary)	Overall Performance Level Achieved (% of target performance)	Actual Fiscal 2022 Incentive Payout ($)	Actual Fiscal 2022 Incentive Payout (% of base salary)
M. Farooq Kathwari	$750,000	65%	105%	$1,700,000	148%
Corey Whitely (2)	$125,000	23%	N/A	$ 0	N/A

(1)   Ms. Franks and Messrs. McNulty, Fothergill and Koster did not participate in the fiscal 2022 non-equity incentive compensation plan disclosed above.

(2)   Mr. Whitely resigned from his position effective January 14, 2022, which was prior to the final measurement date; as a result he was not eligible to receive a payout.

Historical Annual Incentive Payout

Fiscal Year	Annual Incentive Payout (as Percent of Target)
2020	0%
2021	109%
2022	105%
Average Payout	71%

Discretionary Annual Bonus

The Company maintains a discretionary bonus program for executives who do not participate in our annual non-equity incentive compensation program. For purposes of the discretionary bonus, individual performance is assessed based upon the executive's performance relative to his or her responsibilities, goals, and objectives for each executive, which may or may not include financial metrics. Each executive develops annual business objectives for their respective areas, which are approved by the CEO and are used for this assessment. Individual performance is additionally measured by how the executive's actions conform with and exemplify the Company's ten "Leadership Principles". For each executive, the executive's impact upon initiatives of their division, department function or organization is also considered, as well as their impact on the development of their associates.

For fiscal 2022, the Compensation Committee approved, at the recommendation of the CEO, the following discretionary bonus for each NEO that did not participate in the annual non-equity incentive compensation plan.

Name	Fiscal 2022 Discretionary Bonus ($)	Fiscal 2022 Discretionary Bonus (% of base salary)
Matthew J. McNulty	$ 80,000	23%
Amy Franks	$130,000	37%
Ashley Fothergill	$ 75,000	31%
Eric D. Koster	$ 60,000	19%

Ms. Franks and Messrs. Fothergill and McNulty did not participate in the fiscal 2022 annual non-equity incentive compensation program as each became NEOs during fiscal 2022 due to recent promotions into new executive roles. However, each will participate in the fiscal 2023 non-equity incentive compensation program, along with Mr. Koster, and thus will not participate in the fiscal 2023 discretionary annual bonus program.

Long-term Incentive Compensation

To align our executive officers' pay outcomes with long-term performance and encourage long-term strategic thinking, our annual long-term incentive grants typically feature financial-based performance metrics. The long-term incentive award provisions of our Stock Incentive Plan provide for equity-based compensation including restricted stock, restricted stock units, stock options, or other forms of equity-based compensation, which may vest based on service or performance or a combination thereof.

The Compensation Committee establishes for the NEOs, other than the CEO, the target, maximum and threshold performance-based awards as a percentage of base salary on the grant date, which percentages may vary among the various levels of management. The target, maximum and threshold awards are specified as a fixed number of shares for the CEO. Our CEO has limited discretion during the year to approve additional equity-based grants to employees other than the NEOs.

For fiscal 2022, our NEO long-term incentive compensation program reflected the grant of performance-based stock unit awards containing three performance metrics that closely align with our growth strategy, focusing on consolidated net sales, return on equity and the three-year TSR relative to the performance of the Company's peers listed in the 2021 Proxy Statement. The Compensation Committee selected consolidated net sales as a broad indicator of attaining strategic objectives, return on equity as a fundamental measure of the Company's effectiveness at turning the net profits and cash put into the business into greater gains and growth for the Company and investors, and TSR to add a relative measure of performance in comparison to its peers. The vesting period for performance-based equity compensation awards was kept at a three-year cliff vesting period, similar to the prior year. The weighting of the three performance metrics was established as follows:

Fiscal 2022 Long-term Incentive Performance Metrics

Payout Metric (Total Weight)	Fiscal 2022 Weight (50%)	Fiscal 2023 Weight (30%)	Fiscal 2024 Weight (20%)
Sales Growth (40%)	20%	12%	8%
Return on Equity (40%)	20%	12%	8%
Three-year Total Shareholder Return (20%)			20%

The Compensation Committee awarded the fiscal 2022 performance-based stock unit grants to selected NEOs as follows:

Name	Threshold	Target	Maximum
M. Farooq Kathwari	32,500	65,000	81,250
Corey Whitely	3,647	7,294	9,117

Results of 2020-2022, 2021-2023 and 2022-2024 Long-term Incentive Awards Granted

Fiscal Year 2020-2022 Performance Period						
	Target Goals		Results		Payout as % of Target	
($ in millions)	Sales	Return on Equity	Sales	Return on Equity	Sales	Return on Equity
FY 2020	$776.6	11.7%	$589.8	3.9%	0%	0%
FY 2021	$807.6	12.3%	$685.2	17.7%	0%	125%
FY 2022	$839.9	12.9%	$817.8	26.4%	66%	125%

Following the end of the third performance year, 49% of the target number of fiscal 2020 performance-based stock units were earned by the NEOs as noted below.

Name (1)	Target	Actual Vested (2)	% Vested
M. Farooq Kathwari	65,000	31,635	49%

(1) *Mr. Whitely resigned from his position effective January 14, 2022, which was prior to the final measurement date, therefore his units were forfeited.*

(2) *The vested amounts noted above include fiscal 2020 market-based awards that were earned. Based upon the Company's relative TSR performance, which was measured over the three-year period (July 1, 2019 through June 30, 2022), it was determined that the Company's TSR percentile ranking was in the 48th percentile, resulting in a payout of 92% of the target number of market-based awards granted in fiscal 2020.*

Fiscal Year 2021-2023 Performance Period						
	Target Goals		Results		Payout as % of Target	
($ in millions)	Sales	Return on Equity	Sales	Return on Equity	Sales	Return on Equity
FY 2021	$613.4	4.1%	$685.2	17.7%	125%	125%
FY 2022	$638.0	4.3%	$817.8	26.4%	125%	125%
FY 2023	n/a					

There has been no payout with respect to the performance-based stock unit awards granted in fiscal 2021 as the third-year performance measurement period has not yet lapsed. The results for the relative TSR performance metric, which is measured over the entire three-year period, will be determined following the conclusion of the third year of the 2021-2023 performance cycle.

Fiscal Year 2022-2024 Performance Period						
	Target Goals		Results		Payout as % of Target	
($ in millions)	Sales	Return on Equity	Sales	Return on Equity	Sales	Return on Equity
FY 2022	$712.6	18.6%	$817.8	26.4%	125%	125%
FY 2023	n/a					
FY 2024	n/a					

There has been no payout with respect to the performance-based stock unit awards granted in fiscal 2022 as the second- and third-year performance measurement periods have not yet lapsed. The results for the relative TSR performance metric, which is measured over the entire three-year period, will be determined following the conclusion of the third year of the 2022-2024 performance cycle.

Restricted Stock Unit Awards for Fiscal 2022 (service-based)

The NEOs and other executives are eligible to receive grants of service-based restricted stock unit awards. These restricted stock units vest according to service-based criteria only. Any restricted stock units not fully vested on the date the employee separates are subject to forfeiture. For fiscal 2022, the Compensation Committee awarded certain NEOs service-based restricted stock grants that vest ratably over four years. The Compensation Committee believes having a greater portion of total compensation tied to long-term equity-based compensation better aligns the executive's compensation with meeting the long-term goals of the Company and its stockholders.

The Compensation Committee awarded restricted stock unit grants to selected NEOs during fiscal 2022 as follows:

Name (1)(2)	$ Value	# of Units
Matthew J. McNulty	$56,430	3,000
Amy Franks	$75,240	4,000
Ashley Fothergill	$32,475	1,500

(1) Messrs. Kathwari, Koster and Whitely did not receive a grant of service-based restricted stock during fiscal 2022.
(2) The restricted stock units were granted on August 10, 2021 and vest ratably over four years on the anniversary date of the grant.

Stock Option Awards for Fiscal 2022

The NEOs and other executives are eligible to receive annual grants of stock options. The options have an exercise price of the closing price of our stock on the date of grant, vesting according to both the performance based and service-based criteria, and a ten-year term. Any stock options not fully vested on the date the employee separates are subject to forfeiture. The Compensation Committee did not approve any grants of stock options to the NEOs in fiscal 2022.

Change of Control Severance Plan for Executives

The change in control plan for NEOs, other than the CEO, was adopted to mitigate the concern that, in the event the Company is considering a change in control transaction, the employees involved in considering the transaction might otherwise be motivated to act in their own interests rather than the interests of the stockholders. Thus, the change in control provisions are designed so that employees are neither harmed nor given a windfall in the event of a change in control.

The Company's plans generally provide that a change in control may occur upon (i) any liquidation or the sale of substantially all of the assets of the Company and Ethan Allen Global, Inc. taken as a whole, or (ii) any merger, or (iii) any person becoming a beneficial owner of more than 50% of the then outstanding voting stock of the Company or Ethan Allen Global, Inc.; or (iv) the Company's incumbent directors ceasing to constitute at least a majority of the Board of the Company, except in connection with the election or nomination of directors approved by a vote of at least a majority of the directors then comprising the incumbent board of directors of the Company.

For any benefits to be earned, a change in control must occur and the executive's employment must be terminated within two years following the change in control, either by the Company without cause or the executive for good reason (often called a "double trigger"). The plan does not provide tax gross ups. Payments and benefits to the executive will be reduced to the extent necessary to result in the executive's retaining a larger after-tax amount, considering the income, excise and other taxes imposed on the payments and benefits. Benefits provided under the program include (i) a lump sum cash payment equal to one times the sum of the executive's base salary and the average of the prior three years' annual Incentive Bonus and (ii) a lump sum cash payment equal to the pro-rated portion of the executive's average of the prior three years' annual Incentive Bonus for the year of termination. The Change in Control Severance Plan includes non-solicitation, non-disparagement and confidentiality provisions and waivers of customary claims.

Ethan Allen Retirement Savings Plan

The Company maintains the Ethan Allen Retirement Savings Plan (the "Retirement Plan"). The Retirement Plan covers all employees, including the NEOs, who have completed at least three months of service. There is no enhanced benefit for executives. The 401(k) portion of the Retirement Plan allows participants to defer up to 100% of their compensation, subject to certain statutory limitations. In fiscal 2022, the Company made matching contributions with a maximum contribution of $1,300 per participant. Matching contributions were made dollar for dollar on the first $500 of a participant's before tax contribution and $0.50 on the next $1,600 of a participant's before tax contributions. Participant contributions and employer matching contributions are immediately and fully vested. The Retirement Plan also allows for a discretionary profit-sharing contribution made by the Company to be distributed to eligible participants. The Company made a $495,000 profit sharing contribution to the Retirement Plan during fiscal 2022.

Executive Perquisites and Other Personal Benefits

We offer a very limited number of perquisites and other personal benefits to our NEOs. The Compensation Committee believes that these perquisites are reasonable and consistent with prevailing market practice and the Company's overall compensation program. Perquisites are not a material part of our compensation program. The Compensation Committee periodically reviews the levels of perquisites and other personal benefits provided to our NEOs. In fiscal 2022, with the exception of Mr. Kathwari, the NEOs did not receive any perquisites. Mr. Kathwari received the use of a Company car (including driver, gas, registration, title, insurance, and maintenance) and reimbursement of life insurance premiums.

Employment Agreements

The Company generally does not enter into employment agreements and has no employment agreements in place with the exception of the employment agreement with Mr. Kathwari, the Chief Executive Officer. Effective July 1, 2015, the Company entered into an employment agreement with Mr. Kathwari, which expired on June 30, 2022. In advance of the expiration date, the Company entered into a new 2022 employment agreement (the "2022 Employment Agreement") on February 3, 2022 with Mr. Kathwari. The 2022 Employment Agreement commenced on July 1, 2022 and is for a three-year term ending June 30, 2025. Pursuant to the 2022 Employment Agreement, Mr. Kathwari is entitled to the following:

- Base salary of $1,150,000 per annum, without increase or guaranteed adjustment.

- Annual non-equity incentive compensation based on annual performance targets set annually by the Company, the Compensation Committee and the Board. The annual incentive compensation payments provide for a target level of $1,150,000, a threshold level of $690,000 and a maximum level of $1,610,000.

- Annual grant of performance-based stock units ("Performance Units"), providing a contingent right to receive shares of the Company's common stock, par value $0.01 per share, conditioned upon the Company's achievement of certain performance metrics set annually by the Company, the Compensation Committee and the Board. The value of the Performance Units granted provide for a target level $1,207,500, a threshold level of $747,500 and a maximum of $1,667,500. The number of Performance Units granted shall be determined by dividing the performance unit grant value at each of the target, threshold and maximum performance achievement levels by the fair market value of the Performance Units on the date of the grant.

- Annual grant of restricted stock units ("Restricted Stock Units"), providing a contingent right to receive shares of common stock conditioned upon a service based three-year ratable vesting schedule. The grant value of each annual grant of Restricted Stock Units will be equal to 27% of Mr. Kathwari's annual base salary, or $310,500. The number of Restricted Stock Units granted shall be determined by dividing the grant value of the Restricted Stock Units grant by the fair market value of a Restricted Stock Units on the date of the grant.

The right to receive, or retain, any Annual Incentive Bonus, Stock Units or benefits of the Stock Units will be subject to "claw-back" or similar obligations set forth in Company's policies duly approved by our Board of Directors. The agreement, among other provisions, provides for benefits that may be earned in the event of a change of control or in the event of termination of employment. Refer to the section "Potential payments upon Termination or Change in Control" further below for additional information in the event of a change in control or termination of employment.

The 2022 Employment Agreement is filed as Exhibit 10.11 in our fiscal 2022 Annual Report on Form 10-K. The former 2015 employment agreement, dated October 1, 2015, is filed as Exhibit 10.2 in our fiscal 2022 Annual Report on Form 10-K.

Deductibility Cap on Executive Compensation

Section 162(m) of the Internal Revenue Code places a limit of $1 million per year on the amount of compensation paid to certain of our executive officers that the company may deduct from our federal income tax return for any single taxable year. Prior to the enactment of 2017 Tax Cuts and Jobs Act, signed into law on December 22, 2017 (the "Tax Act"), there was an exception to the $1 million limitation for performance-based compensation meeting certain requirements. The material terms of our incentive plans that were previously approved by stockholders allowed us to grant certain cash incentive compensation and long-term incentive awards that were designed to meet the definition of performance-based compensation which qualified for the exception to the $1 million deduction limit. The Tax Act repealed the performance-based compensation exception described in this paragraph. Following enactment of the Tax Act, we generally expect that compensation paid to our CEO will be in excess of $1 million, and thus not deductible, subject to a transition rule for compensation provided pursuant to a binding written contract in effect as of November 2, 2017 that is not materially modified after such date. To the extent applicable to our existing plans and previously granted awards, the Company may avail itself of this transition rule. However, because of uncertainties as to the application and interpretation of the transition rule, no assurances can be given at this time that our existing plans and previously granted awards, even if in place on November 2, 2017, will meet the requirements of the transition rule. To maintain flexibility in compensating executive officers in a manner designed to promote varying corporate goals in the best interest of the Company, the Compensation Committee does not limit its actions with respect to executive compensation to preserve deductibility under Section 162(m) if the Compensation Committee determines that doing so is in the best interests of the Company and its stockholders.

COMPENSATION COMMITTEE REPORT

The Compensation Committee oversees our compensation program for our NEOs on behalf of the Board. In fulfilling its oversight responsibilities, the Compensation Committee has reviewed and discussed with management this Compensation Discussion and Analysis and recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and the Company's Annual Report.

JOHN J. DOONER, JR. (CHAIR)
DAVID M. SABLE
CYNTHIA EKBERG TSAI

This Compensation Committee Report is not deemed "soliciting material"
and is not deemed filed with the SEC or subject to Regulation 14A
or the liabilities under Section 18 of the Exchange Act.

COMPENSATION TABLES

The following "Summary Compensation Table" sets forth information concerning the compensation for services rendered to the Company during the years indicated by our NEOs. Salary, bonus, and non-equity incentive plan compensation amounts reflect the compensation earned during each fiscal year. Stock awards reflect awards with a grant date during each fiscal year.

Summary Compensation Table

The following table summarizes the compensation earned by or awarded to each NEO for fiscal years 2022, 2021 and 2020.

Name and Principal Position	Year	Salary (1)	Bonus (2)	Stock Awards (3)	Non-Equity Incentive Plan Compensation (4)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (5)	All Other Compensation (6)	Total
M. Farooq Kathwari Chairman of the Board, President and Principal Executive Officer	2022	$ 1,150,050	$ —	$ 1,115,010 (a)	$ 1,700,000	$ —	$ 110,539	$ 4,075,599
	2021	1,150,050	—	809,290 (b)	1,700,000	—	121,474	3,780,814
	2020	862,500	—	826,670 (c)	—	—	126,937	1,816,107
Matthew J. McNulty Senior Vice President, Treasurer & Principal Financial Officer	2022	$ 340,685	$ 80,000	$ 56,430 (d)	$ —	$ —	$ 2,203	$ 479,318
Amy Franks Executive Vice President, Retail Network & Business Development	2022	$ 355,196	$130,000	$ 75,240 (d)	$ —	$ —	$ 2,290	$ 562,726
Ashley Fothergill Senior Vice President, Merchandising	2022	$ 243,230	$ 75,000	$ 32,475 (d)	$ —	$ —	$ 2,055	$ 352,760
Eric D. Koster Vice President, General Counsel & Secretary	2022	$ 320,000	$ 60,000	$ —	$ —	$ —	$ 2,290	$ 382,290
	2021	320,000	50,000	—	—	—	2,651	372,651
	2020	296,000	—	9,150 (e)	—	—	2,302	307,452
Corey Whitely (7) Former Executive Vice President, Administration and Chief Financial Officer	2022	$ 273,973	$ —	$ 125,000 (f)	$ —	$ —	$ 2,290	$ 401,262
	2021	500,000	—	182,480 (g)	166,250	—	2,651	851,381
	2020	450,000	—	124,999 (h)	—	—	2,302	577,301

(1)   Due to the COVID-19 pandemic, effective March 29, 2020, the Compensation Committee approved temporary base salary reductions for each of the NEOs, which remained in effect until June 30, 2020 and are reflected in the 2020 base salary amounts shown in the Summary Compensation Table above. The temporary base salary reductions during fiscal 2020 were as follows: Mr. Kathwari 100%; Mr. Whitely 40%; and Mr. Koster 30%. These temporary base salary reductions were lifted effective July 1, 2020.

(2)   Bonus amounts represent discretionary bonus awards under the discretionary bonus program only for NEOs who did not participate in the non-equity annual incentive plan.

(3)   The amounts shown for stock awards represent the aggregate grant date fair values, computed in accordance with Accounting Standards Codification Topic 718. For financial statement reporting purposes these fair values are charged to expense over the vesting period. The actual values realized, if any, will not be known until the vesting date and could differ significantly from the amounts disclosed in the table. Refer to note 17 to the consolidated financial statements contained in the Company's Annual Report on Form 10-K for valuation assumptions with respect to stock awards granted.

   a)   Amount reflects the fair value of the fiscal 2022 annual performance stock unit grant at target. As the performance awards are subject to performance conditions, the amount reported in the table above is equal to the value at the grant date based upon the probable outcome of such conditions as of the grant date. No payout has been earned in respect to the grant and the final performance measurement date is June 30, 2024. Assuming the maximum performance level was probable on the grant date, the grant date fair value for the performance awards would have been $1,393,763.

   b)   Amount reflects the fair value of all stock awards granted during fiscal 2021, which included a performance stock unit grant and a non-recurring service-based restricted stock award. No payout has been earned in respect to the grant and the final performance measurement date is June 30, 2023. Assuming the maximum performance level was probable on the grant date, the grant date fair value for the performance awards would have been $712,238. The service-based restricted stock award vests ratably over two years and had a grant date fair value of $239,500.

   c)   The final performance measurement date for awards granted in fiscal 2020 was June 30, 2022. Based on the achievement of certain performance conditions, the NEO received a stock unit payout equal to $639,343 in fair value based on the Company's closing stock price on June 30, 2022.

d) *Amount reflects the grant date fair value of service-based restricted stock units granted during fiscal 2022. These restricted stock units vest ratably over four years on the anniversary of the grant date, commencing on August 10, 2022.*

e) *Amounts reflects the grant date fair value of service-based restricted stock units granted to Mr. Koster during fiscal 2020. These restricted stock units vest ratably over four years on the anniversary of the grant date, commencing on March 11, 2021.*

f) *Amount reflects the fair value of the fiscal 2022 annual performance stock unit grant at target. As the performance awards are subject to performance conditions, the amount reported in the table above is equal to the value at the grant date based upon the probable outcome of such conditions as of the grant date. Assuming the maximum performance level was probable on the grant date, the grant date fair value for the performance awards would have been $156,240. No payout was earned in respect to the grant as Mr. Whitely resigned prior to the final performance measurement date of June 30, 2024.*

g) *Amount reflects the fair value of all stock awards granted during fiscal 2021, which included a performance stock unit grant and a non-recurring service-based restricted stock award. Assuming the maximum performance level was probable on the grant date, the grant date fair value for the performance awards would have been $156,250. No payout was earned in respect to the grant as Mr. Whitely resigned prior to the final performance measurement date of June 30, 2023. The service-based restricted stock award vests ratably over two years and had a grant date fair value of $57,480.*

h) *The final performance measurement date for awards granted in fiscal 2020 was June 30, 2022. However, since Mr. Whitely resigned from the Company effective January 14, 2022, which was prior to the final measurement date, he was not eligible to receive a stock unit payout.*

(4) *The Non-Equity Incentive Plan Compensation amount shows actual payouts paid under the annual incentive plan for fiscal 2022 further described in the Annual Incentive Compensation section of the CD&A.*

(5) *There was no change in the value of Mr. Kathwari's retirement contract during 2020, 2021 or 2022 and no above-market interest has been earned on any non-qualified deferred compensation.*

(6) *Amounts shown represent contributions by the Company pursuant to The Ethan Allen Retirement Savings Plan for each NEO other than Mr. Kathwari. The amount for Mr. Kathwari during fiscal 2022 includes costs incurred by the Company for: (i) contributions by the Company pursuant to The Ethan Allen Retirement Savings Plan of $2,290; (ii) life insurance premiums of $15,744; and (iii) use of a Company car $92,505.*

(7) *Effective January 14, 2022, Mr. Whitely resigned from the Company. The amount reported within the salary column for Mr. Whitely represented the pro-rated amount of base salary paid to him during fiscal 2022 while an employee of the Company. As Mr. Whitely resigned during fiscal 2022, he was not eligible to receive a payout under the Company's non-equity incentive compensation plan.*

Grants of Plan-Based Awards

The following table provides information on all plan-based awards granted during fiscal 2022 to each NEO. There can be no assurance that the grant date fair value of the equity awards, as listed in this table, will be realized. The grant date fair value of the equity awards is included in the "Stock Awards" column of the Summary Compensation Table.

Name	Grant Date	Estimated future payouts under non-equity incentive plan awards (1)			Estimated future payouts under equity incentive plan awards (2)			All Other Stock Awards: Number of Stock Units (#) (3)	Grant Date Fair Value of Stock Awards ($) (4)
		Threshhold ($)	Target ($)	Maximum ($)	Threshhold (#)	Target (#)	Maximum (#)		
M. Farooq Kathwari	7/1/2021	$ 375,000	$ 750,000	$ 1,700,000	—	—	—	—	—
M. Farooq Kathwari	8/3/2021	—	—	—	32,500	65,000	81,250	—	$ 1,115,010
Matthew J. McNulty	8/10/2021	—	—	—	—	—	—	3,000	$ 56,430
Amy Franks	8/10/2021	—	—	—	—	—	—	4,000	$ 75,240
Ashley Fothergill	8/10/2021	—	—	—	—	—	—	1,500	$ 32,475
Eric D. Koster (5)	—	—	—	—	—	—	—	—	$ —
Corey Whitely (6)	7/1/2021	$ 62,500	$ 125,000	$ 166,250	—	—	—	—	—
Corey Whitely (6)	8/3/2021	—	—	—	3,647	7,294	9,117	—	$ 125,000

(1) *Awards represent potential payments under the fiscal 2022 annual non-equity incentive program. Payments are based on specified target levels of Consolidated Net Sales and Adjusted Operating Income, as described in the CD&A. NEOs must be employed on the date the payments are made (typically in August of each year with respect to the preceding fiscal year) to be eligible. As Mr. Whitely resigned from the Company, effective January 14, 2022, he was not eligible to receive a payout under the fiscal 2022 non-equity incentive program.*

(2) *Awards represent potential payments under performance-based stock units granted under the Company's Stock Incentive Plan during fiscal 2022. See the CD&A for a more detailed description of the performance measures associated with these awards. NEOs must be employed throughout the performance measurement period. As Mr. Whitely resigned from the Company, effective January 14, 2022, he was not eligible to vest shares under the fiscal 2022 equity incentive program.*

(3) *The Company awarded service-based restricted stock grant to Mr. McNulty, Ms. Franks and Mr. Fothergill. These restricted stock units vest ratably over four years on the anniversary of the grant date, commencing on August 10, 2022.*

(4) *Reflects the total grant date fair value of the stock awards granted during fiscal 2022, with the performance-based shares based on the probable level of achievement. Grant date fair values were determined in accordance with Accounting Standards Codification Topic 718. Refer to note 17 to the consolidated financial statements contained in the Company's Annual Report on Form 10-K for valuation assumptions with respect to these awards granted.*

(5) *Mr. Koster did not participate in the non-equity incentive compensation plan or in the long-term equity compensation program for fiscal 2022 and as such, did not receive any awards during fiscal 2022.*

(6) *Effective January 14, 2022, Mr. Whitely resigned from the Company; therefore the amounts reported above were forfeited prior to June 30, 2022.*

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information regarding the number and value of equity awards held by the NEOs at June 30, 2022.

Name	Notes	Grant Date	Option Awards Number of Securities Underlying Unexercised Options: Exercisable	Number of Securities Underlying Unexercised Options: Unexercisable	Option Exercise Price	Option Expiration Date	Stock Awards (1) Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentives Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
M. Farooq Kathwari	(2)	8/5/2019	—	—	—	—	31,635	$ 639,343	49,615	$ 1,002,719
	(3)	8/12/2020	—	—	—	—	—	—	81,250	$ 1,642,063
	(4)	8/12/2020	—	—	—	—	12,500	$ 252,625	—	—
	(5)	8/3/2021	—	—	—	—	—	—	81,250	$ 1,642,063
	(6)	1997-2002	—	—	—	—	126,000	$ 2,546,460	—	—
Matthew J. McNulty	(7)	8/10/2021	—	—	—	—	—	—	3,000	$ 60,630
Amy Franks	(7)	8/10/2021	—	—	—	—	—	—	4,000	$ 80,840
Ashley Fothergill	(7)	8/10/2021	—	—	—	—	—	—	1,500	$ 30,315
Eric D. Koster	(8)	3/11/2020	—	—	—	—	500	$ 10,105	—	—
		1/31/2014	5,000	—	$ 25.24	1/31/2024	—	—	—	—
		6/15/2015	1,667	—	$ 26.19	6/15/2025	—	—	—	—
Corey Whitely	(9)	—	—	—	—	—	—	—	—	—

(1) The market value of unvested shares and the market or payout value on unearned shares was calculated at the closing market price at June 30, 2022 of $20.21.

(2) The vesting of performance stock units granted on August 5, 2019 were awarded and transferred on September 1, 2022, after the determination of the shares awarded was finalized by the Compensation Committee of the Board of Directors. The remaining portion, as reported in the last column in the table above, are unearned units which did not meet the three-year performance objective ended June 30, 2022. The market or payout value was calculated at the closing market price at June 30, 2022 of $20.21.

(3) The vesting of performance stock units granted on August 12, 2020 depends upon attainment of performance metrics over a three-year measurement period. The number of Unearned Shares included in the table above is based on the actual performance results for the truncated performance period ended June 30, 2022 and assumes payout at the next highest performance level, which is the maximum level (125% of target).

(4) Service-based restricted stock units granted on August 12, 2020 vest ratably over two years, whereby 50% of the total number of shares issuable under the grant vest each year on the anniversary of the grant date, commencing on August 12, 2021.

(5) The vesting of performance stock units granted on August 10, 2021 depends upon attainment of performance metrics over a three-year measurement period. The number of Unearned Shares included in the table above is based on the actual performance results for the truncated performance period ended June 30, 2022 and assumes payout at the next highest performance level, which is the maximum level (125% of target).

(6) Mr. Kathwari was granted 126,000 shares of stock units between 1997 and 2002, for which payment has been deferred until termination of his employment for any reason.

(7) Service-based restricted stock units granted on August 10, 2021. These restricted stock units vest ratably over four years on the anniversary of the grant date, commencing on August 10, 2022.

(8) Service-based restricted stock units granted on March 11, 2020. These restricted stock units vest ratably over four years on the anniversary of the grant date, commencing on March 11, 2021.

(9) Effective January 14, 2022, Mr. Whitely resigned from the Company therefore any previously granted equity awards have been forfeited as of June 30, 2022.

Option Exercises and Stock Vested

The following table sets forth information regarding the number and value of stock options exercised and stock awards vested for each NEO during fiscal 2022.

	Option Awards Number of shares acquired on exercise (#)	Value realized on exercise ($)	Stock Awards Number of shares acquired on vesting (#)	Value realized on vesting ($)
M. Farooq Kathwari	—	—	12,500	$332,500
Eric D. Koster	—	—	250	$ 6,470
Corey Whitely	—	—	3,000	$ 79,800

Nonqualified Deferred Compensation

The Company maintains the following three nonqualified deferred compensation plans for Mr. Kathwari:

Dividend Book account. Holds dividends and accrued interest payable from a restricted stock book account established pursuant to his previous employment agreements. As of each dividend record date for the Common Stock occurring on or after the date of any grant made pursuant to his previous employment agreements, of shares of restricted stock, but prior to the date such shares became vested or forfeited, an account established by the Company for the benefit of Mr. Kathwari was credited with an amount equal to the dividends which would have otherwise been paid with respect to the shares. Amounts credited to the account are credited with interest at the rate of 5% per year until distribution. Mr. Kathwari is fully vested in all amounts credited to the account, which will be distributed to him in cash as soon as practicable after the termination of his employment.

Retirement Contract account. Entitles Mr. Kathwari to a maximum payment of $225,000 under an agreement dated September 26, 1983. Such payment has been deferred until the month in which his employment with the Company terminates and shall be paid in 120 monthly installments. In the event Mr. Kathwari dies before receiving all retirement payments, Mr. Kathwari's widow shall be entitled to reduced retirement payments equal to one-half of the retirement payment amount until the earlier to occur of (a) her death or (b) the cumulative payment of 120 monthly payments to Mr. Kathwari and/or his widow.

Stock Unit account. Holds 126,000 stock units issued in connection with Mr. Kathwari's 1997 employment agreement and for which payment has been deferred until termination of employment. Dividends are paid in cash to Mr. Kathwari on these stock units.

Name	Executive Contributions In FY 2022	Registrant Contributions In FY 2022 *(1)*	Aggregate Earnings In FY 2022 *(1)(2)*	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at 6/30/2022 (FYE) *(3)*
M. Farooq Kathwari					
Dividend Book account	$ —	$ —	$ 37,402	$ —	$ 761,308
Retirement Contract	$ —	$ —	$ —	$ —	$ 225,000
Stock Units	$ —	$ —	$ 239,400	$ (239,400)	$ 2,546,460

(1) None of the registrant contributions and aggregate earnings during fiscal 2022 are included in the Summary Compensation Table.

(2) The dividend book account earned 5% interest during fiscal 2022. The Stock Unit account paid quarterly cash dividends on the stock units held in the account.

(3) The "Aggregate Balance" with respect to the Retirement Contract is the total of payments due upon Mr. Kathwari's separation from service. The deferred account balances are distributed in full upon separation of employment, except for retirement contract payments, which would be paid over 120 months.

Potential Payments upon Termination or Change in Control

We maintained a change in control provision with the CEO as set forth in his employment agreement. We also have change in control provisions with each NEO as set forth in the Change in Control Severance Plan and in their respective equity agreements.

The Company's plans generally provide that a change in control may occur upon (i) any liquidation or the sale of substantially all of the assets of the Company and Ethan Allen Global, Inc. taken as a whole, or (ii) any merger, or (iii) any person becoming a beneficial owner of more than 50% of the then outstanding voting stock of the Company or Ethan Allen Global, Inc.; or (iv) the Company's incumbent directors cease to constitute at least a majority of the Board of the Company, except in connection with the election or nomination of directors approved by a vote of at least a majority of the directors then comprising the incumbent board of directors of the Company.

For any benefits to be earned, a change in control must occur and the executive's employment must be terminated within two years following the change in control, either by the Company without cause or the executive for good reason (often called a "double trigger"). The plan does not provide tax gross ups. Payments and benefits to the executive will be reduced to the extent necessary to result in the executive's retaining a larger after-tax amount, considering the income, excise and other taxes imposed on the payments and benefits. The plans or agreements include non-solicitation, non-disparagement and confidentiality provisions and waivers of customary claims. Potential payments under the plans and agreements are reflected in the table that follows under Potential Payments upon Termination or Change in Control. The treatment of benefits under each plan or agreement on termination or change in control is detailed in the footnotes to the table.

A termination of employment is a requirement for the acceleration of stock option grants and restricted stock awards upon a change in control. Under the Stock Incentive Plan, the Compensation Committee, may, in its discretion, notwithstanding the grant or award agreement, upon termination without cause, fully vest any and all restricted or performance restricted stock or stock unit awards or stock option grants. Mr. Kathwari's restricted stock awards are governed by his employment agreement and no assumption is made regarding Compensation Committee action fully vesting those awards. The amounts shown below assume the Compensation Committee fully vested any and all service-based restricted or performance restricted stock or stock unit awards and stock option grants under the Stock Incentive Plan. If Mr. Kathwari's employment is terminated for any reason, including death, disability or change in control, the value of nonqualified deferred compensation plan accounts would be become immediately payable in accordance with the term of those agreements. See "Nonqualified Deferred Compensation" table for more information on those plans.

For purposes of better understanding the foregoing, certain terms are summarized below:

- Generally, a "change in control" means (i) any liquidation or the sale of substantially all of the assets of the Company and Ethan Allen Global, Inc. taken as a whole, or (ii) any merger, or (iii) any person becoming a beneficial owner of more than 50% of the then-outstanding voting stock of the Company or Ethan Allen Global, Inc.; or (iv) the Company's incumbent directors cease to constitute at least a majority of the Board of the Company, except in connection with the election or nomination of directors approved by a vote of at least a majority of the directors then comprising the incumbent board of directors of the Company.

- Generally with respect to Mr. Kathwari, "Good Reason" means and shall be deemed to exist if, without Mr. Kathwari's consent: (a) he is assigned any duties or responsibilities materially inconsistent with his titles or positions; (b) his duties, responsibilities or effective authority is reduced; (c) he is not appointed to, or is removed from, his offices or positions (including as a director and Chairman of the Board and of Ethan Allen Global, Inc.; (d) the Company breaches any material term or provision of Mr. Kathwari's Employment Agreement or fails to have the agreement assumed by a successor; (e) his compensation is decreased; (f) his office location is changed more than 50 miles from its location in Danbury, Connecticut; (g) the Company attempts to terminate his employment for cause when cause does not exist; or (h) a change in control occurs (under certain conditions).

- Generally, "cause" means (a) the conviction of a felony or (b) gross neglect or gross misconduct resulting, in either case, in material economic harm to the Company, a subsidiary and/or affiliate in carrying out his duties that remains uncured.

The amount of compensation which would have been payable to the NEOs upon termination of employment, assuming a June 30, 2022 termination date, and for purposes of the last column, a change in control as of the same date, is listed in the following table.

	Termination With Cause	Voluntary Termination/ Retirement	Termination Without Cause	Death or Disability	Change in Control (9)
M. Farooq Kathwari					
Salary (1)	$ —	$ —	$ 2,300,000	$ 1,150,000	$ 2,300,000
Bonus (2)	—	—	2,000,000	—	2,000,000
Life and disability payments (3)	—	—	31,488	15,744	15,744
Restricted stock units (4)	—	—	—	—	252,625
Performance stock units (5)	—	3,792,103	3,792,103	3,792,103	3,266,643
Health and welfare payments (6)	—	29,919	29,919	—	29,919
Matthew J. McNulty					
Salary (7)	$ —	$ —	$ —	$ —	$ 375,000
Bonus (8)	—	—	—	—	36,667
Restricted stock units (4)	—	—	—	—	60,630
Amy Franks					
Salary (7)	$ —	$ —	$ —	$ —	$ 410,100
Bonus (8)	—	—	—	—	56,667
Restricted stock units (4)	—	—	—	—	80,840
Ashley Fothergill					
Salary (7)	$ —	$ —	$ —	$ —	$ 310,000
Bonus (8)	—	—	—	—	31,667
Restricted stock units (4)	—	—	—	—	30,315
Eric D. Koster					
Salary (7)	$ —	$ —	$ —	$ —	$ 320,000
Bonus (8)	—	—	—	—	36,667
Restricted stock units (4)	—	—	—	—	10,105

(1) Under the Employment Agreement, if Mr. Kathwari's employment is terminated other than for cause, voluntary termination, or retirement, he is entitled to salary continuation for a period of 24 months from and after the date of termination, or in the event of death or disability, a period of 12 months. The amount disclosed is the total undiscounted amount of future salary payments.

(2) Under the Employment Agreement, if Mr. Kathwari's employment is terminated other than for cause, voluntary termination, or retirement, he would receive a prorated bonus entitlement from the beginning of the fiscal year through the termination date. If Mr. Kathwari's employment is terminated by the Company without cause or by Mr. Kathwari for good reason (as defined in the Employment Agreement), he would be entitled to a lump sum payment, within 75 days following termination of employment, equal to the lesser of (i) the sum of his two (2) largest annual bonuses or (ii) $2.0 million.

(3) Under the Employment Agreement, if Mr. Kathwari's employment is terminated without cause, the Company would continue to pay life and disability insurance payments for 24 months from and after the date of termination, or in the event of disability, or change in control, for 12 months. The amount disclosed is the total undiscounted amount of future life and disability insurance payments.

(4) Amounts calculated by multiplying the number of unvested restricted stock outstanding by the closing market price of $20.21 as of June 30, 2022. This value reflects what would have been recognized upon immediate vesting due to a change in control. For additional information on all outstanding restricted stock awards, including those that are unvested as of June 30, 2022, see the "Outstanding Equity Awards at Fiscal Year-End" table.

(5) If Mr. Kathwari is terminated due to retirement, death, disability, or without cause, all performance shares would remain outstanding and be subject to vesting and earning in accordance with the Employment Agreement. If Mr. Kathwari's employment is terminated due to the event of a change in control, all performance stock unit grants outstanding on the date of termination shall fully vest at the target level. The closing market price on June 30, 2022 of $20.21 was used to value the shares.

(6) If Mr. Kathwari's employment is terminated due to retirement, without cause, or change in control, he is entitled to health and welfare benefits for a period of 24 months following the termination of his employment. The Company's estimated cost for medical and dental insurance was used to value the benefit.

(7) The Change in Control Severance Plan for officers of the Company other than Mr. Kathwari provides for a lump sum payment equivalent to 12 months' salary in the event of a change in control.

(8) The Change in Control Severance Plan for officers of the Company other than Mr. Kathwari provides for a lump sum payment equivalent to the average bonus earned during the past three fiscal years in the event of a change in control.

(9) Amounts reflect termination by the Company without cause, or resignation by executive with good reason, in connection with a Change in Control.

PAY RATIO DISCLOSURE

Pursuant to the requirements of the Dodd-Frank Act, we are required to disclose the ratio of our Chief Executive Officer's compensation to that of our median employee.

For fiscal 2022:

- The annual total compensation of our Chief Executive Officer was $4,075,599; and

- The estimated median of the annual total compensation of all employees of our Company, other than our Chief Executive Officer, was $34,212.

Based on this information, for 2022 the ratio of the annual total compensation of our Chief Executive Officer to the median of the annual compensation of all employees, excluding our Chief Executive Officer, was 119 to 1.

For purposes of the above disclosure, we identified our median employee as of June 18, 2022, pursuant to SEC executive compensation disclosure rules. The SEC rules for identifying the median employee and calculating the pay ratio permit companies to use various methodologies and assumptions, to apply certain exclusions and to make reasonable estimates that reflect their employee population and compensation practices. As a result, the pay ratio reported by other companies may not be comparable to the pay ratio that we have reported. To identify, and to determine the annual total compensation of, the median employee, we used the following methodology and assumptions for fiscal 2022:

- We used total compensation, which includes base pay, bonus, commission, overtime, 401(k) company match, profit sharing, equity awards, and other compensation, as applicable, for all of our U.S. employees, excluding our CEO, and all of our employees located in Canada, Mexico and Honduras who were employed by us as of June 18, 2022, as our consistently applied compensation measure ("CACM").

- We annualized compensation for newly hired employees who were hired between July 1, 2021 and June 18, 2022. However, we did not annualize compensation for employees who were rehired or furloughed during such period and did not make full-time equivalent adjustments for any part-time employees.

- We applied the U.S. dollar exchange rate as of June 18, 2022 to the compensation elements paid in Canadian, Mexican, and Honduran currency.

- We did not utilize the de minimis exception for employees in other countries, statistical sampling or other similar methods, or any cost-of-living adjustment in calculating the pay ratio.

Applying the CACM, we identified one employee as the median employee. After identifying the median employee, we calculated annual total compensation for the median employee using the same methodology we used for determining total compensation for our NEOs as disclosed earlier in the Summary Compensation Table.

PROPOSAL 3: RATIFICATION OF THE APPOINTMENT OF OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

During fiscal 2022, the Audit Committee conducted a competitive process to determine the Company's independent registered public accounting firm for the year ended June 30, 2022. The Audit Committee invited several independent registered public accounting firms to participate in this process, including KPMG LLP ("KPMG"), which audited the Company's consolidated financial statements for the years ended June 30, 2021 and 2020. As a result of this process and following careful deliberation, on February 7, 2022, the Audit Committee dismissed KPMG as the Company's independent registered public accounting firm, effective as of that same date.

KPMG's reports on the Company's consolidated financial statements as of and for the years ended June 30, 2021 and 2020 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles, except as follows. KPMG's reports on the consolidated financial statements as of and for the years ended June 30, 2021 and 2020 contained a separate paragraph stating that "As discussed in Note 6 to the consolidated financial statements, the Company changed its method of accounting for leases effective July 1, 2019 due to the adoption of Accounting Standards Codification (ASC) Topic 842, Leases."

During the Company's two most recent years ended June 30, 2021 and 2020, and the subsequent interim period preceding KPMG's dismissal there were (i) no disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K) between the Company and KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures that, if not resolved to the satisfaction of KPMG, would have caused KPMG to make reference to the subject matter of the disagreement in its report; and (ii) no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K).

On February 7, 2022, the Company, at the direction of the Audit Committee, selected CohnReznick LLP ("CohnReznick") as the Company's independent registered public accounting firm and auditors for the Company for the year ended June 30, 2022 and related interim periods.

During the years ended June 30, 2021 and 2020, neither the Company nor anyone on the Company's behalf consulted CohnReznick regarding: (i) the application of accounting principles to a specified transaction, either completed or proposed; or on the type of audit opinion that might be rendered on the consolidated financial statements of the Company, and neither a written report nor oral advice was provided to the Company that CohnReznick concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K).

As a result of the Company's evaluation of CohnReznick's qualifications, performance and independence, the Audit Committee and the Board believe that the continued retention of CohnReznick to serve as the Company's independent registered public accounting firm for the year ending June 30, 2023 is in the best interests of the Company and its stockholders. In executing its responsibilities, the Audit Committee reviews the qualifications, performance, and independence of its registered public accounting firm annually. In conducting its review, the Audit Committee considered, among other things: information relating to audit effectiveness; the depth and expertise of the audit team, including their demonstrated understanding of the Company's businesses, significant accounting practices, and system of internal control over financial reporting; the quality and candor of CohnReznick's communications with the Audit Committee and management; the accessibility, responsiveness, technical competence, and professionalism of the lead audit partner and other members of the audit team assigned to our account; CohnReznick's tenure, institutional knowledge and deep expertise as our independent auditor; the impact to the Company of changing auditors; the appropriateness of CohnReznick's fees; and CohnReznick's ability to employ professional skepticism, objectivity, integrity, and trustworthiness. The Audit Committee also received from CohnReznick a formal written statement describing all relationships between the firm and the Company that might bear on the firm's independence, consistent with the applicable requirements of the Public Company Accounting Oversight Board (United States) (the "PCAOB"). The Audit Committee discussed with CohnReznick any relationships that may impact the firm's objectivity and independence and satisfied itself as to the firm's independence.

CohnReznick has been retained as the Company's independent registered public accounting firm continuously since 2022. In accordance with SEC rules and CohnReznick policies, the firm's lead engagement partner rotates every five years. Representatives of CohnReznick will be present at the Annual Meeting and will be given the opportunity to make a statement if they so desire. They will also be available to respond to appropriate questions. We are asking you to ratify the Audit Committee's appointment of CohnReznick as our independent registered public accounting firm.

Although ratification is not required by our By-Laws, the Board is submitting the appointment of CohnReznick to you for ratification as a matter of good corporate practice, upon the selection and recommendation of the Audit Committee. If the

Audit Committee's appointment is not ratified, the Audit Committee will reconsider the appointment, if appropriate. Even if the appointment is ratified, the Audit Committee may, in its discretion, appoint a different independent registered public accounting firm at any time during the fiscal year if it determines that such a change would be in the best interests of the Company and our stockholders.

Unless contrary instructions are given, shares represented by proxies solicited by the Board will be voted for the ratification of the selection of CohnReznick as our independent registered public accounting firm for the year ending June 30, 2023. The affirmative vote of the holders of the majority of the votes present in person or represented by proxy at the Annual Meeting and entitled to vote thereon is required to ratify the appointment of CohnReznick as the Company's independent registered public accounting firm for the fiscal year ending June 30, 2023.

The Board unanimously recommends a vote FOR the ratification of the appointment of CohnReznick as the Company's independent registered public accounting firm for the fiscal year ending June 30, 2023.

Audit Fees

The following table represents the aggregate professional fees paid to CohnReznick and KPMG for services rendered during fiscal 2022 and 2021 for the following categories of service.

	2022 *(3)*	**2021**
Audit fees *(1)*	$1,009,124	$1,050,000
Tax fees *(2)*	7,500	32,000
Total fees	$1,016,624	$1,082,000

(1) *Represents the aggregate fees for professional services rendered for the integrated audit of the Company's consolidated financial statements and of its internal control over financial reporting, for review of the interim consolidated financial statements included in quarterly reports on Form 10-Q and for statutory audits.*
(2) *Represents the aggregate fees incurred in connection with tax compliance, tax advice and tax planning services.*
(3) *On February 7, 2022, the Company selected CohnReznick as its auditors for the year ended June 30, 2022. Total fees paid to CohnReznick for the year ended June 30, 2022 were $839,124. On that same date, KPMG was dismissed as the Company's auditors. Total fees paid to KPMG for fiscal year 2022 were $177,500.*

The Audit Committee has determined that the provision of non-audit services are compatible with maintaining independence under SEC and PCAOB rules.

Audit and Non-Audit Engagement Pre-Approval Policy

The Audit Committee has established a policy whereby all audit and non-audit engagements proposed to be performed by the independent registered public accounting firm must be specifically approved in advance by the Chairperson of the Audit Committee or, in the Chair's discretion or in the case that any such engagement is more than $10,000, by the full Audit Committee.

AUDIT COMMITTEE REPORT

The Audit Committee assists the Board in fulfilling its oversight responsibility relating to the Company's financial statements and the financial reporting process, the system of internal accounting and financial controls, the internal audit function, and the annual independent audit of the Company's financial statements. However, management has the primary responsibility for the financial statements and the reporting process, including the system of internal controls. The Company's independent registered public accounting firm, CohnReznick, has the primary responsibility to independently audit the Company's financial statements and its internal controls in accordance with the auditing standards of the PCAOB. The duties of the Audit Committee include, but are not limited to:

- appointing, replacing, compensating, overseeing, and reviewing the performance of the Company's independent registered public accounting firm;

- assessing the scope and structure of the Company's internal audit function;

- reviewing the scope of audits to be conducted by the independent registered public accounting firm, as well as the results thereof;

- pre-approving audit and permitted non-audit- services provided to the Company by the independent registered public accounting firm; and

- reviewing with management and the independent registered public accounting firm the Company's quarterly financial filings prior to the filing of its Quarterly Reports on Form 10-Q and the annual audited financial statements prior to the filing of its Annual Report on Form 10-K.

In accordance with SEC regulations, the Audit Committee has approved an Audit Committee charter describing the responsibilities of the Audit Committee. The Board has concluded that each member of the Audit Committee is independent within the meaning of the SEC and NYSE rules and regulations, including the additional independence requirements applicable to audit committee members. The Board has determined that all Audit Committee members, as required by the SEC and NYSE rules and regulations, are financially literate with accounting or related finance management expertise. The Board has determined that each of the current members of the Audit Committee qualifies as an "audit committee financial expert" as defined under Item 407(d)(5)(ii) of Regulation S-K.

In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed, with management and CohnReznick, the audited financial statements contained within the Annual Report on Form 10-K, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures contained in those financial statements. In addition, the Audit Committee reviewed with management and CohnReznick, the Company's independent registered public accounting firm, the results of management's assessment of the effectiveness of the Company's system of internal control over financial reporting as of June 30, 2022 and CohnReznicks' audit of internal control over financial reporting as of June 30, 2022.

The Audit Committee also reviewed with CohnReznick such other matters as are required to be discussed under applicable auditing standards of the PCAOB. The Audit Committee has received and reviewed with CohnReznick the written disclosures and letter regarding their independence required by the applicable requirements of the PCAOB regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence. The Audit Committee also discussed with CohnReznick its independence from management and the Company and considered whether the non-audit services provided by CohnReznick to the Company are compatible with maintaining CohnReznicks' independence.

In reliance on the reviews and discussions referred to above, the Audit Committee approved the audited financial statements for the year ended June 30, 2022 be included in the Company's Annual Report on Form 10-K for the fiscal year then ended. The Audit Committee has selected CohnReznick LLP as the Company's independent registered public accounting firm for the fiscal year ending June 30, 2023 and has asked the stockholders to ratify the selection.

CYNTHIA EKBERG TSAI (CHAIR)
GINA CASAR
DR. JOHN CLARK
TARA l. STACOM

The Report of the Audit Committee does not constitute soliciting material and shall not be deemed to be filed or incorporated by reference into any other Company filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates the Report of the Audit Committee by reference therein.

INSTRUCTIONS FOR VIRTUAL MEETING PARTICIPATION

For the health and safety of our officers, directors and stockholders, our Annual Meeting will be conducted as a virtual-only meeting.

To participate in the Annual Meeting, visit www.virtualshareholdermeeting.com/ETH2022 and enter the 16-digit control number included on your Notice, on your proxy card, or on the instructions that accompanied your proxy materials. If you enter the meeting as a guest, you will not be able to vote your shares or submit questions during the Annual Meeting. You may log into the Annual Meeting platform beginning at 10:45 A.M. Eastern Time on November 9, 2022. The Annual Meeting will begin promptly at 11:00 A.M. Eastern Time on November 9, 2022.

The virtual meeting platform is fully supported across browsers and devices (desktops, laptops, tablets, and cell phones) running the most updated version of applicable software and plugins. Participants should ensure that they have a strong Internet connection wherever they intend to participate in the Annual Meeting. Participants should also give themselves plenty of time to log in and ensure that they can hear streaming audio prior to the start of the Annual Meeting.

If you wish to submit a question, you may do so during the Annual Meeting at www.virtualshareholdermeeting.com/ETH2022. Questions pertinent to Annual Meeting matters will be recognized and answered during the Annual Meeting, subject to time constraints. Questions will be read at the Annual Meeting by one of the Company's representatives. Questions and answers may be grouped by topic and substantially similar questions may be answered once. To promote fairness and efficient use of resources, only one question may be asked per stockholder. Questions will be limited to topics relevant to Company's business. For example, personal matters are not appropriate topics. In addition, statements of advocacy that are not questions or do not relate to the Company's business will not be addressed. Further detailed guidelines regarding submitting written questions during the Annual Meeting will be made available at www.virtualshareholdermeeting.com/ETH2022. Appropriate questions pertinent to Annual Meeting matters that cannot be answered during the meeting due to time constraints will be posted and answered online at https://ir.ethanallen.com and be available as soon as practicable after the Annual Meeting.

If you encounter any technical difficulties accessing the virtual meeting platform during the check-in process or during the Annual Meeting, please call the technical support number that will be posted on the virtual meeting platform log-in page.

QUESTIONS AND ANSWERS ABOUT OUR ANNUAL MEETING AND VOTING

Q: What is the purpose of Annual Meeting?

A: This Proxy Statement and the accompanying proxy or voting instruction card is furnished in connection with the solicitation by the Board, of proxies for use at the Annual Meeting to be held on Wednesday, November 9, 2022 at 11:00 A.M. Eastern Time, or any adjournment thereof. The Notice, this Proxy Statement and our 2022 Annual Report are first being made available to stockholders on September 28, 2022.

We will hold the Annual Meeting to enable stockholders to vote on the following matters:

Proposal 1.   to elect seven director nominees identified in this Proxy Statement to serve until the 2023 Annual Meeting of Stockholders;

Proposal 2.   to approve, by a non-binding advisory vote, Named Executive Officer compensation as further described in this Proxy Statement;

Proposal 3.   to ratify the appointment of CohnReznick LLP as our independent registered public accounting firm for the 2023 fiscal year; and

to transact such other business as may properly come before the Annual Meeting.

Stockholders will be asked to vote for nominees for all director seats on the Board as of the Annual Meeting. The term of office for directors elected at the Annual Meeting will continue until the 2023 Annual Meeting of Stockholders and until their respective successors are duly elected and qualified or until their earlier removal, resignation, or death. The nominees for election are: M. Farooq Kathwari, Gina Casar, Dr. John Clark, John J. Dooner, Jr., David M. Sable, Tara I. Stacom and Cynthia Ekberg Tsai.

Q: How can I attend the Annual Meeting?

A: The Annual Meeting will be conducted as a virtual-only meeting via the Internet. Only stockholders and certain other permitted attendees may attend the live webcast of our Annual Meeting. Stockholders may attend the virtual meeting and electronically submit questions during the meeting by visiting www.virtualshareholdermeeting.com/ ETH2022. Stockholders will need the 16-digit control number included in the Notice, on the proxy card, or in the instructions that accompanied the proxy materials to enter the Annual Meeting. If you enter the meeting as a guest, you will not be able to vote your shares or submit questions during the Annual Meeting. You may log into the virtual meeting platform beginning at 10:45 A.M. Eastern Time on November 9, 2022. The Annual Meeting will begin promptly at 11:00 A.M. Eastern Time on November 9, 2022. If you encounter any technical difficulties accessing the virtual meeting platform during the check-in process or during the meeting, please call the technical support number that will be posted on the virtual stockholder meeting site.

Q: What is a proxy?

A: A proxy is a document by which you authorize someone else to vote for you at a stockholder meeting in the way that you want to vote. That document is called a "proxy" or, if your shares are held in "street name" (i.e., through a bank, broker, or other nominee) and you give instructions to the record holder of your shares, is called a "voting instruction card." You also may choose to abstain from voting.

If your shares are held in street name, to be admitted to the Annual Meeting, you may be required to obtain a legal proxy reflecting the number of shares of our Common Stock, par value $0.01 per share ("Common Stock") you held as of the Record Date, and you must follow the instructions you receive from your broker, bank, or nominee for further instructions as well as those you receive via email after your successful registration.

Q: How are proxies being solicited and who pays the related expenses?

A: Proxies are being solicited principally by mail, by telephone and through the Internet. In addition to sending you these materials, some of our directors and officers, as well as management employees, may contact you by telephone, mail, email or in person. You may also be solicited by means of news releases issued by the Company, postings on our website, www.ethanallen.com and print advertisements. None of our officers or employees will receive any extra compensation for soliciting you. We have not engaged a professional proxy solicitation firm.

Q: Who is entitled to vote?

A: Only record holders of shares of our Common Stock at the close of business on the Record Date for the Annual Meeting are entitled to vote at the Annual Meeting. The Board has fixed the close of business on September 14, 2022 as the Record Date for the determination of stockholders entitled to notice of, and to vote at, the Annual Meeting. As of the Record Date, the Company had 25,347,420 shares of Common Stock outstanding. The holders of Common Stock as of the Record Date are entitled to notice of, and to vote at, the Annual Meeting. Each share of Common Stock is entitled to one vote for each director nominee and one vote for each other matter to be voted on.

Q: What is the difference between being a "record holder" and holding shares in "street name"?

A: A record holder holds shares in their or its name. Shares held in street name are shares that are held in the name of a bank, broker, or other nominee on behalf of the person or entity.

Q: How can I access the proxy materials on the Internet?

A: In accordance with the rules of the SEC, we are using the Internet as the primary means of furnishing proxy materials to stockholders. Accordingly, most stockholders will not receive paper copies of our proxy materials. We instead sent stockholders a Notice of Internet Availability of Proxy Materials with instructions for accessing the proxy materials via the Internet and voting via the Internet or by telephone. The Notice was mailed on September 28, 2022. The Notice also provides information on how stockholders may obtain paper copies of our proxy materials if they so choose.

The Notice provides you with instructions regarding how to:

*   view the proxy materials for the Annual Meeting on the Internet and execute a proxy; and

*   instruct us to send future proxy materials to you in printed form or electronically by e-mail.

Choosing to receive future proxy materials by e-mail will save us the cost of printing and mailing documents to you and will reduce the impact of our annual meetings on the environment. If you choose to receive future proxy materials by e-mail, you will receive an e-mail next year with instructions containing a link to those materials and a link to the proxy voting website. Your election to receive proxy materials by e-mail will remain in effect until you terminate it.

Q: **How do I receive a copy of the Annual Report?**

A: The 2022 Annual Report is being mailed with this Proxy Statement to those stockholders that received a copy of the proxy materials in the mail. For those stockholders that received the Notice, this Proxy Statement and our 2022 Annual Report are available at our website at https://ir.ethanallen.com. Additionally, and in accordance with SEC rules, you may access our proxy statement at www.proxyvote.com. Upon written request by any stockholder to the Office of the Corporate Secretary, Ethan Allen Interiors Inc., 25 Lake Avenue Ext., Danbury, Connecticut 06811-5286, we will furnish, without charge, a copy of the 2022 Annual Report, including the financial statements and the related footnotes. The Company's copying costs will be charged if exhibits to the 2022 Annual Report on Form 10-K are requested. You can also obtain copies of our Form 10-K and any other reports we file with the SEC through the SEC's website at www.sec.gov or on our website at https://ir.ethanallen.com.

Q: **How do I vote?**

A: If you are a stockholder, you can vote your shares in any of the following ways:

- *By Internet*—You can submit a proxy over the Internet by logging on to www.proxyvote.com, entering your control number located on the proxy or voting instruction card and submitting a proxy by following the on-screen prompts. If you are a beneficial owner, and if the brokerage firm, bank, or other nominee that holds your shares offers Internet voting, you will receive instructions from the brokerage firm, bank, or other similar organization that you must follow in order to submit your proxy over the Internet.

- *By telephone*—You can submit a proxy by telephone by calling the toll-free number 1-800-690-6903, entering your control number located on the proxy or voting instruction card and following the prompts. If you are a beneficial owner and if the brokerage firm, bank, or other similar organization that holds your shares offers telephone voting, you will receive instructions from the brokerage firm, bank, or other similar organization that you must follow in order to submit a proxy by telephone.

- *By mail*—You can submit a proxy by completing, dating, signing, and returning your proxy in the postage paid envelope provided. You should sign your name exactly as it appears on the proxy. If you are signing in a representative capacity (for example, as a guardian, executor, trustee, custodian, attorney, or officer of a corporation), please indicate your name and title or capacity. If you are a beneficial owner, you have the right to direct your brokerage firm, bank, or other similar organization on how to vote your shares, and the brokerage firm, bank or other similar organization is required to vote your shares in accordance with your instructions. To provide instructions to your brokerage firm, bank, or other similar organization by mail, please complete, date, sign and return your voting instruction card in the postage paid envelope provided by your brokerage firm, bank, or other similar organization.

- *Virtually*—You may vote over the Internet during the Annual Meeting at www.virtualshareholdermeeting.com/ETH2022 and using your 16-digit control number (included on the Notice, on your proxy card or in the instructions that accompanied your proxy materials).

Your vote is important. The Board urges you to submit a proxy for your shares as soon as possible by following the instructions provided on the enclosed proxy or voting instruction card you receive from your brokerage firm, bank, or other similar organization. Internet and telephone submission of proxies is available 24 hours a day, and, if you use one of those methods, you do not need to return a proxy or voting instruction card. Unless you are planning to vote virtually at the Annual Meeting, your proxy must be received by 11:59 p.m., Eastern Time, on November 8, 2022. Even if you submit your proxy or voting instructions by one of the methods listed above, you still may vote virtually at the Annual Meeting if you are the record holder of your shares. If you are a beneficial owner, you must obtain a "legal proxy" from the record holder in order to vote your shares at the Annual Meeting. Your vote at the Annual Meeting will constitute a revocation of your earlier proxy or voting instructions.

Q: **What happens if I do not provide instructions on how to vote or if other matters are presented for determination at the Annual Meeting?**

A: If you vote by proxy, your shares will be voted at the Annual Meeting in the manner you indicate. If your shares are held in your name (i.e., not in street name through a bank, broker, or other nominee) and if you sign your proxy card, but do not specify how you want your shares to be voted, the persons named as proxy holders on the proxy card will vote as the Board recommends.

As of the date of this Proxy Statement, we do not know of any other matters that may be presented for action at the meeting. Should any other business properly come before the meeting, the proxy holders will vote as the Board recommends or, if no recommendation is given, in accordance with their best judgment.

Q: **How can I vote my shares of Common Stock that I own through the Ethan Allen Retirement Plan for employees?**

A: If you own your shares through the Ethan Allen Retirement Plan, you can direct the trustee to vote the shares held in your account in accordance with your instructions by returning the voting instruction card for your account or by registering your instructions over the Internet or by telephone as directed on the voting instruction card for your account. If you wish to instruct the trustee on the voting of shares held in your account, you should submit those instructions no later than 7:00 A.M., Eastern Time, on November 7, 2022. The trustee will vote shares for which no voting instructions were received on or before that date as directed by the plan fiduciary.

Q: **Can I change my vote after I have voted?**

A: Prior to the Annual Meeting, a later vote by any means will cancel any earlier vote. For example, if you vote by telephone and later vote differently on the Internet, the Internet vote will count, and the telephone vote will be canceled. If you wish to change your vote by mail, you should contact our Corporate Secretary or proxy solicitor at the addresses set forth below and request a new proxy or voting instruction card. The last vote received before the Annual Meeting will be the one counted. You also may change your vote by voting virtually over the internet at the Annual Meeting.

> **Corporate Secretary**
> Eric D. Koster
> 25 Lake Avenue Ext.
> Danbury, CT 06811-5286

Q: **What does it mean if I get more than one proxy or voting instruction card?**

A: If you get more than one proxy or voting instruction card, it means that your shares are registered in more than one way. Sign and return all proxy or voting instruction cards or vote each group of shares by mail, telephone or over the Internet to ensure that all your shares are voted.

Q: **Who are the proxyholders named by the Board for the Annual Meeting?**

A: Eric D. Koster and Matthew J. McNulty were selected by the Board to serve as proxyholders for the Annual Meeting of stockholders voting on proxy or voting instruction cards. Each properly executed and returned proxy or voting instruction card will be voted by the proxyholders in accordance with the directions indicated thereon or, if no directions are indicated, in accordance with the recommendations of the Board. In voting by proxy with regard to the election of directors, stockholders may vote in favor of all nominees, vote in favor of one or more specific nominee(s), withhold their vote as to all nominees or withhold their vote as to one or more specific nominee(s).

Q: **Will my shares be voted if I do not provide my proxy?**

A: If you hold your shares directly in your own name, your shares will not be voted if you do not vote them or provide a proxy.

If your shares are held in the street name, under the NYSE rules, your broker may vote your shares on "routine" matters even if you do not provide a proxy. The only routine matter to be voted on at the Annual Meeting is the ratification of the appointment of our independent registered public accounting firm for the fiscal 2023 year. If a brokerage firm votes your shares on a routine matter in accordance with these rules, your shares will count as present at the Annual Meeting for purposes of establishing a quorum and will count as "FOR" votes or "AGAINST" votes, as the case may be, depending on how the broker votes. Your broker does not have discretionary authority to vote on "non-routine" matters without instructions from you, in which case a "broker non-vote" will occur and your shares will not be voted on these matters.

Q: **How many shares must be present to hold the Annual Meeting?**

A: In order for the Annual Meeting to be duly convened, one-third of the outstanding shares of Common Stock as of the Record Date must be present in person or represented by proxy at the Annual Meeting. This is referred to as a quorum. Abstentions, withheld votes and shares held of record by a brokerage firm, bank or similar organization, or its nominee, pursuant to a signed proxy or voting instruction card that are voted on any matter are included in determining the number of shares present. If a brokerage firm signs and returns a proxy on your behalf that does not contain voting instructions, your shares will count as present at the Annual Meeting for quorum purposes.

Q: **What vote is needed to elect directors?**

A: At the Annual Meeting, directors will be elected by a majority of the votes cast. This means that the number of votes cast "FOR" a director nominee's election must exceed 50% of the number of votes cast with respect to the election of that nominee in order for the nominee to be elected. Our By-Laws provide that the Board shall not nominate for election as director any nominee who has not agreed to offer, promptly following the annual meeting at which he or she is elected as director, an irrevocable resignation that will be effective upon (a) the failure to receive the required number of votes for reelection at the next annual meeting of stockholders at which he or she faces reelection, and (b) acceptance of such offer to resign by the Board. If a nominee fails to receive the required number of votes for reelection, the Board (excluding the director in question) shall, within 90 days after certification of the election results, decide whether to accept such incumbent director's offer to resign through a process overseen by the Corporate Governance, Nominations and Sustainability Committee (and excluding the director in question from all Board and committee deliberations). The Board, in making its determination, may consider any factor it deems relevant.

If you do not instruct your broker how to vote with respect to this item, your broker may not vote with respect to this proposal. For your vote to be counted, you must submit your voting instructions to your broker or custodian. Abstentions and broker non-votes will not be counted as votes cast and therefore will have NO EFFECT in determining whether the required majority vote has been attained.

Q: **Is there a list of stockholders entitled to vote at the Annual Meeting?**

A: The complete list of stockholders of record entitled to vote will be available for 10 days prior to the Annual Meeting, between the hours of 9:00 A.M. and 4:30 P.M. Eastern Time, at our principal executive offices at 25 Lake Avenue Ext., Danbury, Connecticut 06811-5286, by contacting the Corporate Secretary, telephone (203) 743-8000.

Q: **What vote is needed to approve the other proposals?**

A: At the Annual Meeting, the affirmative vote of a majority of the shares present and entitled to vote thereon is required to approve Proposal 2: the approval, by non-binding advisory vote, of executive compensation of the Company's Named Executive Officers, and Proposal 3: the ratification of the appointment of CohnReznick LLP as our independent registered public accounting firm for the 2023 fiscal year.

If you do not instruct your broker how to vote with respect to Proposals 2, your broker may not vote with respect to the proposal. For your vote to be counted, you must submit your voting instructions to your broker or custodian.

- *Proposal 2*—Abstentions will be counted as present for the purposes of a vote on Proposal 2, and therefore will count as a vote AGAINST Proposal 2. Broker non-votes will not be counted as present and will therefore have NO EFFECT on Proposal 2.

- *Proposal 3*—Abstentions will be counted as present for the purposes of a vote on Proposal 3, and therefore will count as a vote AGAINST Proposal 3. There will be no broker non-votes on Proposal 3, as any uninstructed shares may be voted in the broker's discretion.

Approval of Proposal 2 regarding compensation of our Named Executive Officers are advisory and will not be binding on the Board or the Company. However, the Board will review the voting results of the proposal and take them into consideration when making future decisions regarding executive compensation.

Q: **How will the votes be tabulated?**

A: The inspectors of election appointed for the Annual Meeting will tabulate the votes cast at the Annual Meeting and will determine whether a quorum is present.

Q: **How do I revoke a proxy?**

A: Each stockholder giving a proxy has the power to revoke it at any time before the shares it represents are voted. Revocation of a proxy is effective upon receipt of a later vote by telephone, Internet, receipt by the Corporate Secretary or inspectors of election of either an instrument revoking the proxy or a duly executed proxy card bearing a later date. Additionally, a stockholder may change or revoke a previously executed proxy by voting virtually over the Internet at the Annual Meeting.

If you hold your shares registered in your name, you may revoke your proxy by submitting a revised one at any time before the vote to which the proxy relates. You may also revoke it by submitting a ballot at the Annual Meeting.

If your shares are held in street name, there are special procedures that you must follow to revoke a proxy submitted via the Internet or by telephone or by marking, signing, and returning a vote instruction card.

- *Revoking your vote and submitting a new vote before the deadline of 11:59 p.m., Eastern Time, on November 8, 2022.* You may revoke your proxy at any time and by any method before the deadline.

- *Revoking your vote and submitting a new vote after the deadline of 11:59 p.m., Eastern Time, on November 8, 2022.* You must contact your brokerage firm, bank or other similar organization and follow its requirements. We cannot assure you that you will be able to revoke your proxy and vote your shares by any of the methods described above.

- *Revoking your vote and submitting a new vote by ballot at the Annual Meeting.* You must contact your brokerage firm, bank or other similar organization and follow its requirements. We cannot assure you that you will be able to revoke your proxy or attend and vote at the Annual Meeting.

If you receive more than one proxy or voting instruction card on or about the same time, it generally means you hold shares registered in more than one account. In order to vote all of your shares, please sign and return each proxy or voting instruction card or, if you vote via the Internet or telephone, vote once for each proxy or voting instruction card you receive.

Q: **Where can I find the results of the Annual Meeting?**

A: We intend to announce preliminary voting results at the Annual Meeting and announce final results in a Current Report on Form 8-K that we will file with the SEC within four business days of the Annual Meeting.

Q: **What is householding?**

A: "Householding" allows companies and intermediaries (e.g., banks, brokers, or other nominees) to satisfy the delivery requirements for proxy statements and annual reports by delivering only one package of stockholder proxy materials to any household at which two or more stockholders reside. We rely on "householding" to permit us to deliver only one set of proxy materials to multiple stockholders of record who share an address unless we receive contrary instructions from any stockholder at that address. This program eliminates duplicate mailings, reduces printing and postage costs, and uses fewer natural resources. Each stockholder retains a separate right to vote on all matters presented at the Annual Meeting. Once you have received notice from your bank, broker, or other nominee us that they or we will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If you receive a single set of proxy materials as a result of householding and, at any time, you wish to receive a separate set of proxy materials, free of charge, or if you wish to opt out of householding for future mailings, please mail your request to Ethan Allen Interiors Inc., 25 Lake Avenue Ext., Danbury CT 06811-5286, attention: Corporate Secretary, or call us at (203) 743-8000.

Q: **How do I submit a proposal or nominate a director candidate for the 2023 Annual Meeting of Stockholders?**

A: *Proposals under SEC Rule 14a-8.* Stockholder proposals intended to be included in our proxy statement and voted on at our 2023 Annual Meeting of Stockholders under SEC Rule 14a-8 must be received at our corporate headquarters at 25 Lake Avenue Ext., Danbury, CT 06811-5286, Attention: Corporate Secretary, on or before May 31, 2023 (120 days before the anniversary date of the first mailing of the Company's proxy statement for the Annual Meeting). Applicable SEC rules and regulations govern the submission of stockholder proposals and our consideration of them for inclusion in the 2023 notice of Annual Meeting of Stockholders and the 2023 proxy statement.

Proposals of business or director nominations not included in proxy statement. Pursuant to our By-Laws and applicable SEC rules and regulations, in order for any business or director nomination not included in the proxy statement for the 2023 Annual Meeting of Stockholders to be brought before the meeting by a stockholder entitled to vote at the meeting, the stockholder must give timely written notice of that business to our Corporate Secretary. To be timely, a stockholder's notice to the Corporate Secretary must be delivered to or mailed and received at the principal executive offices of the Company not earlier than July 12, 2023 (120 days prior to November 9, 2023, the one-year anniversary of the Annual Meeting), nor later than August 11, 2023 (90 days prior to November 9, 2023); provided, however that in the event that less than 100 days' notice or prior Public Announcement (as defined under Section 9.2 of the By-Laws) of the date of the annual meeting is given or made to stockholders, the notice of business must be received by the Company's Secretary by not later than the close of business on the 10th day following the day on which such notice of the date the annual meeting was mailed or Public Announcement of the date of the annual meeting was made, whichever first occurs. The notice must contain the information required by our By-Laws. The foregoing By-law provisions do not affect a stockholder's ability to request inclusion of a proposal in our proxy statement within the procedures and deadlines set forth in SEC Rule 14a-8 and referred to in the paragraph above. A copy of our By-Laws is available upon request to: Ethan Allen Interiors Inc., 25 Lake Avenue Ext., Danbury, CT 06811-5286, Attention: Corporate Secretary. The officer presiding at the meeting may exclude matters that are not properly presented in accordance with these requirements.

Director nominations via proxy access. Our By-Laws also provide that under certain circumstances, a stockholder or group of stockholders may include director candidates that they have nominated in our proxy statement for an annual meeting of stockholders. These proxy access provisions of our By-Laws provide, among other things, that a stockholder or group of up to 20 stockholders seeking to include their director candidates in our proxy statement must own 3% or more of the Company's outstanding common stock continuously for at least the previous three years. The number of stockholder-nominated candidates appearing in any proxy statement cannot exceed 20% of the number of directors then serving on the Board but may be at least two directors. If 20% is not a whole number, the maximum number of stockholder-nominated candidates would be the closest whole number below 20%. Based on the current Board size, the maximum number of proxy access candidates that we would be required to include in our proxy statement is two. Nominees submitted under the proxy access procedures that are later withdrawn or are included in the proxy materials as Board-nominated candidates will be counted in determining whether the 20% maximum has been reached. If the number of stockholder-nominated candidates exceeds 20%, each nominating stockholder or group of stockholders may select one nominee for inclusion in the proxy materials until the maximum number is reached. The order of selection would be determined by the amount (largest to smallest) of shares of Ethan Allen Interiors Inc. Common Stock held by each nominating stockholder or group of stockholders. Requests to include stockholder-nominated candidates in our proxy materials for next year's annual meeting of stockholders must be received by our Corporate Secretary not less than 120 days and not more than 150 days prior to the anniversary of the preceding year's annual meeting of stockholders; provided, however, that in the event that the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by the stockholder in order to be timely must be so received not later than the close of business on the 10th day following the day on which such notice of the date of the annual meeting was mailed or such Public Announcement of the date of the annual meeting was made, whichever first occurs. For our 2023 Annual Meeting of Stockholders, notice must be received by not earlier than June 12, 2023, and not later than July 12, 2023. The nominating stockholder or group of stockholders also must deliver the information required by our By-Laws, and each nominee must meet the qualifications required by our By-Laws.

BY ORDER OF THE BOARD OF DIRECTORS



Eric D. Koster
Corporate Secretary
September 28, 2022

APPENDIX A—Reconciliation of GAAP and Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with U.S. GAAP, the Company uses non-GAAP financial measures including adjusted gross profit and margin, adjusted operating income, adjusted net income, adjusted diluted EPS, and adjusted return on equity. The reconciliations of these non-GAAP financial measures to the most directly comparable financial measures calculated and presented in accordance with GAAP are shown in tables below. These non-GAAP measures are derived from the consolidated financial statements but are not presented in accordance with generally accepted accounting principles in the U.S., or U.S. GAAP. The Company believes these non-GAAP measures provide a meaningful comparison of its results to others in its industry and its prior year results. Investors should consider these non-GAAP financial measures in addition to, and not as a substitute for, financial performance measures prepared in accordance with U.S. GAAP. Moreover, these non-GAAP financial measures have limitations in that they do not reflect all the items associated with the operations of the business as determined in accordance with U.S. GAAP. Other companies may calculate similarly titled non-GAAP financial measures differently than the Company does, limiting the usefulness of those measures for comparative purposes. Despite the limitations of these non-GAAP financial measures, the Company believes these adjusted financial measures and the information they provide are useful in viewing its performance using the same tools that management uses to assess progress in achieving its goals. Adjusted measures may also facilitate comparisons to historical performance.

The following tables below show a reconciliation of non-GAAP financial measures used in this Proxy Statement to the most directly comparable GAAP financial measures (in millions, except per share data).

	Fiscal years ended June 30,		
	2022	**2021**	**2020**
Adjusted Gross Profit / Gross Margin			
GAAP Gross profit	$484.7	$393.1	$323.1
Adjustments (pre-tax) *(1)*	—	0.6	5.4
Adjusted Gross profit	$484.7	$393.7	$328.6
Adjusted Gross margin	59.3%	57.5%	55.7%
Adjusted Operating Income / Operating Margin			
GAAP Operating income	$138.3	$ 77.3	$ 14.6
Adjustments (pre-tax) *(1)*	(4.0)	3.1	2.4
Adjusted Operating income	$134.2	$ 80.3	$ 17.1
Adjusted Operating margin	16.4%	11.7%	2.9%
Adjusted Return on Equity			
GAAP Net income	$103.3	$ 60.0	$ 8.9
Adjustments, net of tax *(1)*	(3.0)	0.1	4.6
Adjusted Net income	$100.3	$ 60.1	$ 13.5
Adjusted Diluted EPS	$ 3.93	$ 2.37	$ 0.52
Total Shareholders' Equity beginning of fiscal year	$351.4	$328.1	$363.9
Total Shareholders' Equity end of fiscal year	$407.3	$351.4	$328.1
Average Shareholders' Equity	$379.4	$339.7	$346.0
Adjusted Return on equity	26.4%	17.7%	3.9%
(1) Adjustments to reported U.S. GAAP financial measures are as follows:			
Inventory reserves and write-downs	$ —	$ 0.6	$ 4.1
Optimization of manufacturing and logistics	—	0.1	1.3
Adjustments to gross profit	$ —	$ 0.6	$ 5.4
Inventory reserves and write-downs	$ —	$ 0.6	$ 4.1
Optimization of manufacturing and logistics	—	0.4	2.1
Gain on sale of property, plant and equipment	(5.4)	(0.5)	(11.5)
Employee retention credit	—	—	(1.2)
Severance and other charges	1.0	0.4	1.2
Impairment of long-lived assets and lease exit costs	0.5	2.2	7.7
Adjustments to operating income	$ (4.0)	$ 3.1	$ 2.4
Adjustments to income before income taxes	$ (4.0)	$ 3.1	$ 2.8
Related income tax effects on non-recurring items *(2)*	1.0	(0.7)	(0.7)
Income tax expense from valuation allowance change	—	(2.2)	2.5
Adjustments to net income	$ (3.0)	$ 0.1	$ 4.6

(2) Calculated using a tax rate of 24.5% in all periods presented.